Exhibit 2.1
EXECUTION VERSION
AGREEMENT AND PLAN OF MERGER
BY AND AMONG
A. SCHULMAN, INC.,
WILDCAT SPIDER, LLC
AND
ICO, INC.
Dated as of December 2, 2009

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TABLE OF CONTENTS
(continued)

-ii-

TABLE OF DEFINED TERMS

Term	Page
2010 Incentive Plan	61
Acquisition Agreement	49
Adjustment Event	8
affiliate	69
Agreement	1
Antitrust Law	69
Average Closing Price	7
Book-Entry Shares	4
Business Day	70
Cash Consideration	3
Cash Pool	3
CBA Company Employees	60
Certificate of Merger	2
Closing	2
Closing Date	2
Code	1
Company	1
Company Adverse Recommendation Change	49
Company Benefit Plans	16
Company Bylaws	10
Company Certificate	4
Company Charter	10
Company Common Stock	1
Company Credit Agreement	11
Company Disclosure Letter	10
Company Employees	59
Company Entities	10
Company ERISA Affiliate	17
Company Foreign Plan	19
Company Intellectual Property	23
Company Leased Real Property	22
Company Leases	22
Company Material Contract	25
Company Owned Real Property	22
Company Representatives	47
Company SEC Documents	13
Company Stock Options	11
Company Stock Plans	11
Company Stockholder Approval	25
Company Stockholders Meeting	51
Company Subsidiaries	10

-iii-

Term	Page
Company Takeover Proposal	48
Company Termination Fee	66
Confidentiality Agreement	52
Dissenting Shares	8
Effective Time	2
employee	19, 35
Environment	70
Environmental, Health and Safety Claim	70
Environmental Condition	70
Environmental, Health and Safety Laws	70
Environmental Permit	70
ERISA	16
Exchange Act	12
Exchange Agent	5
Exchange Fund	5
Exchange Ratio	3
Exercise Period	55
Fixed Parent Stock Number	4
Form S-4	14
GAAP	13
Governmental Entity	12
Hazardous Substance	70
HSR Act	12
Indemnified Parties	56
knowledge	71
Law	71
Liens	71
material adverse change	71
material adverse effect	71
Maximum Premium	57
Merger	1
Merger Consideration	3
Merger Sub	1
Multiemployer Plan	18
Multiple Employer Plan	18
Nasdaq	12
Notice of Adverse Recommendation	49
Out-of-Pocket Expenses	67
Outside Date	64
Outstanding Shares	3
Parent	1
Parent Benefit Plans	32
Parent Bylaws	27
Parent Charter	27
Parent Common Stock	3
Parent Disclosure Letter	26
Parent Entities	27

-iv-

Term	Page
Parent ERISA Affiliate	33
Parent Foreign Plan	35
Parent Intellectual Property	39
Parent Leased Real Property	38
Parent Leases	38
Parent Material Contract	40
Parent Owned Real Property	38
Parent Plan	60
Parent SEC Documents	29
Parent Stock Options	27
Parent Stock Plans	27
Parent Subsidiaries	27
PBGC	17
PCBs	70
Permits	15
Permitted Liens	71
person	72
Post-Closing Tax Period	20
Pre-Closing Tax Period	20
Prior Plan	60
Proxy Statement	12
Recent Parent SEC Reports	29
Recent SEC Reports	13
Release	72
Restricted Share	55
Retention Pool	61
SEC	12
Securities Act	12
Series A Special Stock	27
Special Stock	27
Stock Consideration	3
subsidiary	72
Successor Plan	60
Superior Proposal	48
Surviving Company	2
Takeover Statute	25
Tax Certificates	54
Tax Return	72
Taxes	72
TBCA	25
TBOC	1
Texas Secretary of State	2
Transferee	5
Treasury Regulations	1

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AGREEMENT AND PLAN OF MERGER
          AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of December 2, 2009, by and among A. Schulman, Inc., a Delaware corporation (“Parent”), Wildcat Spider, LLC, a Texas limited liability company and wholly owned subsidiary of Parent (“Merger Sub”), and ICO, Inc., a Texas corporation (the “Company”).
W I T N E S S E T H:
          WHEREAS, the respective Boards of Directors of the Company and Parent have each determined that a business combination between Parent and the Company is in the best interests of their respective companies and stockholders and, accordingly, have agreed to effect the merger of the Company with and into the Merger Sub (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Texas Business Organizations Code (the “TBOC”), whereby each issued and outstanding share of common stock, no par value per share, of the Company (“Company Common Stock”), other than Dissenting Shares and any shares of Company Common Stock owned by Parent or any direct or indirect subsidiary of Parent or held in the treasury of the Company, will be converted into the right to receive the Merger Consideration (as defined in Section 2.1);
          WHEREAS, the Board of Directors of the Company has determined that the Merger is advisable, fair to and in the best interests of the Company and its stockholders;
          WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger; and
          WHEREAS, for federal income tax purposes, it is intended that (i) the Merger will qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and the treasury regulations promulgated thereunder (the “Treasury Regulations”), and any comparable provisions of state or local Law, (ii) Merger Sub be disregarded as an entity separate from Parent and (iii) this Agreement be and is adopted as a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and Treasury Regulations.
          NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and upon the terms and subject to the conditions set forth herein, the parties hereto agree as follows:
ARTICLE I
THE MERGER
          Section 1.1 The Merger. On the terms and subject to the conditions set forth herein, and in accordance with the TBOC, the Company will be merged with and into Merger Sub at the Effective Time, and the separate corporate existence of the Company will thereupon

1

cease. Following the Effective Time, Merger Sub will be the surviving company (the “Surviving Company”).
          Section 1.2 Closing. The closing of the Merger (the “Closing”) will take place at a time and on a date to be specified by the parties hereto, which is to be no later than the second Business Day after satisfaction or (to the extent permitted by applicable Law) waiver by the party entitled to the benefit thereof of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Closing Date, but subject to the fulfillment or (to the extent permitted by applicable Law) waiver by the party entitled to the benefit of those conditions) set forth in Article VI, unless another time or date is agreed to by the parties hereto. The Closing will be held at the offices of Jones Day, 901 Lakeside Avenue, Cleveland, Ohio 44114, or such other location to which the parties hereto agree in writing. The date on which the Closing occurs is hereinafter referred to as the “Closing Date.”
          Section 1.3 Effective Time. On the terms and subject to the conditions set forth in this Agreement, (i) as soon as practicable on the Closing Date, the parties shall cause the Merger to be consummated by delivering to the Secretary of State of the State of Texas (the “Texas Secretary of State”) a certificate of merger (the “Certificate of Merger") in such form as is required by and executed in accordance with Section 10.151 of the TBOC and (ii) as soon as practicable on or after the Closing Date, the parties shall make all other filings or recordings required under the TBOC. The Merger will become effective when the Certificate of Merger is accepted by the Texas Secretary of State or at such later date and time or on the occurrence of a future event or fact as the Company, Parent and Merger Sub agree and specify in the Certificate of Merger (the date and time the Merger becomes effective is hereinafter referred to as the “Effective Time”).
          Section 1.4 Effects of the Merger. The Merger will have the effects set forth in Section 10.008 of the TBOC and all other applicable provisions of the TBOC. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub will be vested in the Surviving Company, and all debts, liabilities and duties of the Company and Merger Sub will become the debts, liabilities and duties of the Surviving Company.
          Section 1.5 Certificate of Formation and Limited Liability Company Agreement. Subject to Section 5.5, at the Effective Time, the certificate of formation and limited liability company agreement of Merger Sub, as in effect immediately before the Effective Time, will be the certificate of formation and limited liability company agreement of the Surviving Company, until thereafter changed or amended as provided therein or by applicable Law.
          Section 1.6 Managers and Officers of the Surviving Company. The managers of Merger Sub immediately prior to the Effective Time will be the managers of the Surviving Company, until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The officers of Merger Sub immediately prior to the Effective Time will be the officers of the Surviving Company, until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

          Section 1.7 Tax Consequences. It is intended by the parties hereto that (i) the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code and Treasury Regulations, and any comparable provisions of applicable state or local Law, and (ii) Merger Sub be disregarded as an entity separate from Parent. The parties hereto adopt this Agreement as a “plan of reorganization” within the meaning of Sections 354, 361 and 368 of the Code and Sections 1.368-2(g) and 1.368-3(a) of the Treasury Regulations, and for all relevant tax purposes.
ARTICLE II
EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT
CORPORATIONS; EXCHANGE OF CERTIFICATES AND PAYMENT
          Section 2.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, in its capacity as the sole member of Merger Sub, or the holder of any shares of capital stock of the Company or Parent:
          (a) Merger Sub’s Membership Interests. The issued and outstanding membership interests in Merger Sub outstanding immediately prior to the Effective Time will remain outstanding as the membership interests of the Surviving Company.
          (b) Cancellation of Treasury Stock and Parent Owned Stock. Each share of Company Common Stock that is owned by Parent or any direct or indirect subsidiary of Parent or the Company immediately prior to the Effective Time and any Company Common Stock held in the treasury of the Company immediately prior to the Effective Time will automatically be canceled and retired and will cease to exist, and no consideration will be delivered in exchange therefor.
          (c) Conversion of Company Common Stock. Subject to Section 2.2(e), each issued and outstanding share of Company Common Stock, other than shares of Company Common Stock to be canceled in accordance with Section 2.1(b) and Dissenting Shares, will be converted into the right to receive (i) the Cash Consideration, without interest and (ii) a number of validly issued, fully paid, nonassessable shares of common stock, par value $1.00 per share, of Parent (“Parent Common Stock”) equal to the Exchange Ratio (the “Stock Consideration”). The Cash Consideration and the Stock Consideration, and cash in lieu of fractional shares of Parent Common Stock as contemplated by Section 2.2(e) are referred to collectively as the “Merger Consideration.” The “Cash Consideration” shall be equal to the quotient, rounded down to the nearest whole cent, obtained by dividing the Cash Pool by the Outstanding Shares as of immediately prior to the Effective Time. The “Exchange Ratio” shall be equal to the quotient obtained by dividing the Fixed Parent Stock Number by the Outstanding Shares as of immediately prior to the Effective Time. The “Outstanding Shares” shall (A) for purposes of this Section 2.1(c), be the number of shares of Company Common Stock issued and outstanding as of the time of such calculation (ignoring for this purpose any shares of Company Common Stock canceled pursuant to Section 2.1(b)) less the number of Dissenting Shares and (B) for purposes of Section 2.1(e), be the number of shares of Company Common Stock issued and outstanding as of the time of such calculation (ignoring for this purpose any shares of Company Common Stock canceled pursuant to Section 2.1(b)), calculated on a fully diluted basis using the treasury stock method, less the number of Dissenting Shares. “Cash Pool” shall (A) for purposes of this Section 2.1(c), be equal to $105,000,000 less any cash amounts paid or to be paid pursuant to Section 2.1(e) (including any applicable withholding in respect thereof) and less any cash amounts paid by the Company to purchase, redeem or otherwise acquire any Company Common Stock or other equity securities (including Company Stock Options) of the Company or any of its subsidiaries, in each case, after the date of this Agreement and prior to the Effective Time; provided, that the Cash Pool shall be reduced by the product of the number of any Dissenting Shares multiplied by the sum of (x) the Cash Consideration calculated as if there were no such Dissenting Shares and (y) the product of the Exchange Ratio calculated as if there were no such Dissenting Shares multiplied by the Average Closing Price and (B) for purposes of Section 2.1(e), be equal to $105,000,000 less any cash amounts paid by the Company to purchase, redeem or otherwise acquire any Company Common Stock or other equity securities (including Company Stock Options) of the Company or any of its subsidiaries, in each case, after the date of this Agreement and prior to the Effective Time; provided, that the Cash Pool shall be reduced by the product of the number of any Dissenting Shares multiplied by the sum of (x) the Cash Consideration calculated as if there were no such Dissenting Shares (or, for the avoidance of doubt, cash amounts paid or to be paid pursuant to Section 2.1(e) (including any applicable withholding in respect thereof)) and (y) the product of the Exchange Ratio calculated as if there were no such Dissenting Shares multiplied by the Average Closing Price. “Fixed Parent Stock Number” shall be equal to 5,100,000. For the avoidance of doubt, in no event shall (i) the aggregate amount of cash paid pursuant to this Section 2.1 exceed $105,000,000 and (ii) the aggregate number of shares of Parent Common Stock issued pursuant to this Section 2.1 exceed the Fixed Parent Stock Number.
          (d) Cancellation of Shares of Company Common Stock. As of the Effective Time, all shares of Company Common Stock, other than Dissenting Shares, shall no longer be outstanding and will automatically be canceled and retired and shall cease to exist, and each holder of a certificate formerly representing any shares of Company Common Stock (a “Company Certificate”) or book-entry shares (“Book-Entry Shares”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, certain dividends or other distributions, if any, upon surrender of such Company Certificate or Book-Entry Shares, in each case, in accordance with this Article II, without interest.
          (e) Treatment of Outstanding Company Stock Options. Each holder of a Company Stock Option that is not exercised prior to the Effective Time shall have the right, following the termination of the holder’s unexercised Company Stock Options as of the Effective Time, to receive from the Surviving Company in respect thereof an amount in cash equal to the product of (i) the number of shares of Company Common Stock previously subject to such Company Stock Option, and (ii) the excess, if any, of the Merger Consideration Value over the exercise price per share previously subject to such Company Stock Option, without interest and reduced by any applicable withholding. For this purpose, “Merger Consideration Value” equals the sum of (i) the Cash Consideration and (ii) the product of the Average Closing Price and the Exchange Ratio.
          Section 2.2 Exchange of Certificates.
          (a) Exchange Agent. Prior to the Effective Time, Parent will designate a national bank or trust company, that is reasonably satisfactory to the Company, to act as agent of Parent for purposes of, among other things, mailing and receiving transmittal letters and distributing the Merger Consideration to the Company stockholders (the “Exchange Agent”). Parent and the Exchange Agent shall enter into an agreement which will provide that Parent shall deposit with the Exchange Agent as of the Effective Time, for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Article II, through the Exchange Agent, (i) immediately available funds sufficient to pay the aggregate Cash Consideration for all of the Outstanding Shares and (ii) certificates representing the shares of Parent Common Stock (such cash and such shares of Parent Common Stock, together with any dividends or distributions with respect thereto with a record date after the Effective Time and any cash payable in lieu of any fractional shares of Parent Common Stock, being hereinafter referred to as the “Exchange Fund”) issuable pursuant to Section 2.1 in exchange for all of the Outstanding Shares.
          (b) Exchange Procedures.
          (i) As soon as reasonably practicable after the Effective Time and in any case within five Business Days thereafter, Parent shall cause the Exchange Agent to mail to each holder of record of a Company Certificate or Book-Entry Share whose shares of Company Common Stock were converted into the right to receive the Merger Consideration (A) a letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to the Company Certificates will pass, only upon proper delivery of the Company Certificates to the Exchange Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal, and such letter of transmittal will be in such customary form and have such other provisions as Parent may reasonably specify consistent with this Agreement) and (B) instructions for use in effecting the surrender of the Company Certificates or, in the case of Book-Entry Shares, the surrender of such Book-Entry Shares in exchange for the Merger Consideration.
          (ii) After the Effective Time, and upon surrender in accordance with this Article II of a Company Certificate or Book-Entry Shares for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Company Certificate or Book-Entry Shares will be entitled to receive in exchange therefor the Merger Consideration in the form of (A) a certificate or book-entry share representing that number of whole shares of Parent Common Stock that such holder has the right to receive pursuant to the provisions of this Article II, after taking into account all the shares of Company Common Stock then held by such holder under all such Book-Entry Shares or Company Certificates so surrendered and (B) a cash payment for the full amount of cash that such holder has the right to receive pursuant to the provisions of this Article II, including the Cash Consideration, cash in lieu of fractional shares and certain dividends or other distributions, if any, in accordance with Section 2.2(c), and the Company Certificate or Book-Entry Shares so surrendered will forthwith be canceled. In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer records of the Company, payment may be issued to a person other than the person in whose name the Company Certificate or Book-Entry Share so surrendered is registered (the “Transferee”) if such Company Certificate or Book-Entry Share is properly endorsed or otherwise in proper form for transfer and the Transferee pays any transfer or other Taxes required by reason of such payment to a person other than the registered holder of such Company Certificate or Book-Entry Shares or establishes to the satisfaction of the Exchange Agent that such Tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.2(b), each Company Certificate and each Book-Entry Share will be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration that the holder thereof has the right to receive in respect of such Company Certificate pursuant to the provisions of this Article II and certain dividends or other distributions, if any, in accordance with Section 2.2(c). No interest will be paid or will accrue on any Merger Consideration payable to holders of Company Certificates or Book-Entry Shares pursuant to the provisions of this Article II.
          (c) Dividends; Other Distributions. No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered Company Certificate or Book-Entry Shares with respect to the shares of Parent Common Stock represented thereby and no cash payment in lieu of fractional shares will be paid to any such holder pursuant to Section 2.2(e), and all such dividends, other distributions and cash in lieu of fractional shares of Parent Common Stock will be paid by Parent to the Exchange Agent and will be included in the Exchange Fund, in each case until the surrender of such Company Certificate or Book-Entry Share in accordance with this Article II. Subject to the effect of applicable escheat or similar Laws, following surrender of any such Company Certificate or Book-Entry Share in accordance herewith, there will be paid to the holder of the certificate representing whole shares of Parent Common Stock issued in exchange therefor, without interest, in addition to all other amounts to which such holder is entitled under this Article II, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.2(e) and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.
          (d) No Further Ownership Rights in Company Common Stock. All shares of Parent Common Stock issued and all Cash Consideration paid upon the surrender for exchange of Company Certificates or Book-Entry Shares in accordance with the terms of this Article II (and any cash paid pursuant to Section 2.2(c) and Section 2.2(e)) will be deemed to have been issued or paid, as the case may be, in full satisfaction of all rights pertaining to the shares of Company Common Stock theretofore represented by such Company Certificates and such Book-Entry Shares, subject, however, to the Surviving Company’s obligation to pay any dividends or make any other distributions, in each case with a record date (i) prior to the Effective Time that may have been declared or made by the Company on such shares of Company Common Stock in accordance with the terms of this Agreement or (ii) prior to the date of this Agreement, and in each case which remain unpaid at the Effective Time, and there will be no further registration of transfers on the stock transfer books of the Surviving Company of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Company Certificates or Book-Entry Shares are presented to Parent, the Surviving Company or the Exchange Agent for any reason, they will be canceled and exchanged as provided in this Article II.

          (e) No Fractional Shares.
          (i) No certificates or scrip representing fractional shares of Parent Common Stock will be issued upon the surrender for exchange of Company Certificates or Book-Entry Shares, no dividend or distribution of Parent will relate to such fractional share interests and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Parent.
          (ii) Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock converted pursuant to the Merger who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after taking into account all shares of Company Common Stock held at the Effective Time by such holder) shall receive, in lieu thereof, an amount in cash (rounded up to the nearest whole cent and without interest) equal to the product obtained by multiplying (A) the fractional share interest to which such former holder would otherwise be entitled (rounded up to the nearest ten thousandth when expressed in decimal form) by (B) the average closing price for a share of Parent Common Stock as reported on the Nasdaq (as reported in The Wall Street Journal, or, if not reported thereby, any other authoritative source) for the ten consecutive trading days ending with the fifth complete trading day prior to, but not including, the Closing Date (the “Average Closing Price”).
          (iii) As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Company Certificates or Book-Entry Shares formerly representing shares of Company Common Stock with respect to any fractional share interests, the Exchange Agent shall make available such amounts to such holders of Company Certificates or Book-Entry Shares formerly representing shares of Company Common Stock subject to and in accordance with the terms of Section 2.2(c).
          (iv) The parties hereto acknowledge that the payment of cash in lieu of fractional shares is solely for the purpose of avoiding the expense and inconvenience to Parent of issuing and maintaining fractional shares and does not represent separately bargained for consideration.
          (f) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of the Company Certificates or Book-Entry Shares for twelve months after the Effective Time will be delivered to Parent, upon demand, and any holders of Company Certificates or Book-Entry Shares who have not theretofore complied with this Article II may thereafter look only to Parent for payment of their claim for Merger Consideration and dividends or distributions, if any, with respect to Parent Common Stock and any cash in lieu of fractional shares of Parent Common Stock.
          (g) No Liability. None of Parent, the Surviving Company or the Exchange Agent will be liable to any person in respect of any shares of Parent Common Stock, any dividends or distributions with respect thereto, any cash in lieu of fractional shares of Parent Common Stock or any cash from the Exchange Fund, in each case, delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

          (h) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent, on a daily basis, provided, that, (i) no such investment or losses thereon shall affect the amount of Merger Consideration payable to the holders of shares of Company Common Stock and (ii) such investments shall be in short-term obligations of or guaranteed by the United States of America with maturities of no more than 30 days, or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investor Services, Inc. or Standard & Poor’s Corporation, respectively. The Exchange Fund shall not be used for any other purpose, except as provided in this Agreement. Any interest and other income resulting from such investments will be paid to Parent. If for any reason (including losses) the cash in the Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made in cash by the Exchange Agent hereunder, Parent shall promptly deposit cash into the Exchange Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations.
          (i) Lost Certificates. If any Company Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Company Certificate to be lost, stolen or destroyed and, if required by Parent or the Surviving Company, as the case may be, the posting by such person of a bond in such reasonable amount as Parent or the Surviving Company, as the case may be, may direct as indemnity against any claim that may be made against it with respect to such Company Certificate, the Exchange Agent shall issue, in exchange for such lost, stolen or destroyed Company Certificate, the Merger Consideration and, if applicable, any unpaid dividends and distributions on shares of Parent Common Stock deliverable in respect thereof and any cash in lieu of fractional shares of Parent Common Stock, in each case, due to such person pursuant to this Agreement.
          Section 2.3 Certain Adjustments. If, after the date of this Agreement and at or prior to the Effective Time, the outstanding shares of Parent Common Stock or Company Common Stock are changed into a different number of shares or type of securities by reason of any reclassification, recapitalization, split-up, stock split, subdivision, combination or exchange of shares, or any dividend payable in stock or other securities is declared thereon or rights issued in respect thereof with a record date within such period, or any similar event occurs (any such action, an “Adjustment Event”), the Merger Consideration will be adjusted accordingly to provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such Adjustment Event.
          Section 2.4 Dissenters’ Rights. Notwithstanding anything in this Agreement to the contrary, the shares of Company Common Stock issued and outstanding immediately prior to the Effective Time that are held by any person that is entitled to demand and properly demands payment of the fair value of such shares of Company Common Stock pursuant to, and that complies in all respects with, the provisions of Section 10.356 of the TBOC, and does not properly withdraw such demand in accordance with Section 10.357 of the TBOC or otherwise become ineligible for such payment pursuant to Section 10.367 of the TBOC, in each case prior to the Effective Time (the “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration as provided in Section 2.1(c), but, instead, such person shall be entitled to such rights (but only such rights) as are granted by Section 10.354 of the TBOC. At the Effective Time, all Dissenting Shares shall no longer be outstanding and automatically shall be cancelled and shall cease to exist and, except as otherwise provided by applicable Law, each holder of Dissenting Shares shall cease to have any rights with respect to the Dissenting Shares, other than such rights as are granted by Section 10.354 of the TBOC. Notwithstanding the foregoing, if any such person (i) shall have failed to establish entitlement to relief as a dissenting stockholder as provided in Section 10.361 of the TBOC, (ii) shall have effectively withdrawn demand for relief as a dissenting stockholder with respect to such Dissenting Shares under Section 10.357 of the TBOC or lost the right to relief as a dissenting stockholder under Section 10.356 of the TBOC or (iii) shall have failed to file a petition with the appropriate court seeking relief as to the determination of the value of all such Dissenting Shares within the time provided in Section 10.361 of the TBOC, such person shall forfeit or, in the event a court of competent jurisdiction shall determine that such person is not entitled to the relief provided by Section 10.361 of the TBOC, lose the right to relief as a dissenting stockholder with respect to such Dissenting Shares, and such Dissenting Shares shall be deemed to have been converted at the Effective Time into, and shall have become, the right to receive the Merger Consideration as provided in Section 2.1(c) without interest. The Company shall give prompt notice to Parent of any demands for appraisal of any shares of Company Common Stock and any attempted withdrawals of such demands and any other instruments served pursuant to the TBOC and received by the Company relating to stockholder dissent rights, and Parent shall have the opportunity to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.
          Section 2.5 Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Company will be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Company any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Merger.
          Section 2.6 Withholding Rights. The Surviving Company, Parent or the Exchange Agent, as the case may be, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any person such amounts, if any, as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax Law. To the extent that amounts are properly withheld and remitted to the appropriate taxing authority by the Surviving Company, Parent or the Exchange Agent, as the case may be, such amounts withheld shall be treated for all purposes of this Agreement as having been paid to such person in respect of which such deduction and withholding was made by the Surviving Company, Parent or the Exchange Agent, as the case may be. Parent shall pay, or shall cause to be paid, all amounts so withheld to the appropriate taxing authority within the period required under applicable Law.
ARTICLE III
REPRESENTATIONS AND WARRANTIES
          Section 3.1 Representations and Warranties of the Company. Subject only to those exceptions and qualifications listed and described (including an identification by section reference to the representations and warranties to which such exceptions and qualifications relate) on the disclosure letter delivered by the Company to Parent prior to the execution of this Agreement (the “Company Disclosure Letter”), provided, however, that a matter disclosed in the Company Disclosure Letter with respect to one representation or warranty shall also be deemed to be disclosed with respect to each other representation or warranty to the extent it is reasonably apparent from the text of such disclosure that such disclosure applies to or qualifies such other representation or warranty, and except as set forth in the Recent SEC Reports, the Company hereby represents and warrants to Parent and Merger Sub as follows:
          (a) Organization, Standing and Corporate Power. The Company and each of the Company Subsidiaries is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction in which it is organized and has the requisite corporate or other power, as the case may be, and authority to carry on its business as now being conducted. The Company and each of the Company Subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, would not reasonably be expected to have or result in a material adverse effect on the Company. The Company has made available to Parent prior to the execution of this Agreement complete and correct copies of the Amended and Restated Articles of Incorporation of the Company, as amended to date (the “Company Charter”) and the Amended and Restated Bylaws of the Company, as amended to date (the “Company Bylaws”).
          (b) Subsidiaries. All outstanding shares of capital stock of, or other equity interests in, each subsidiary of the Company (collectively, the “Company Subsidiaries” and, together with the Company, the “Company Entities”) (i) have been validly issued and are fully paid and nonassessable, (ii) are free and clear of all Liens other than Permitted Liens and (iii) are free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests). All outstanding shares of capital stock (or equivalent equity interests of entities other than corporations) of each of the Company Subsidiaries are beneficially owned, directly or indirectly, by the Company. The Company does not, directly or indirectly, own more than 20% but less than 100% of the capital stock or other equity interest in any person.
          (c) Capital Structure. The authorized capital stock of the Company consists entirely of (i) 50,500,000 shares of Company Common Stock, and (ii) 500,000 shares of preferred stock, no par value per share. At the close of business on November 27, 2009: (i) 27,704,950 shares of Company Common Stock were issued and outstanding (including 538,486 shares of Restricted Stock); (ii) 578,081 shares of Company Common Stock were held by the Company in its treasury; and (iii) 221,268 shares of Company Common Stock were subject to issued and outstanding options to purchase Company Common Stock granted under the Company First Amended and Restated 1996 Stock Option Plan, 662,513 shares of Company Common Stock were subject to issued and outstanding options to purchase Company Common Stock granted under the Third Amended and Restated Company 2007 Equity Incentive Plan, and 80,000 shares of Company Common Stock were subject to issued and outstanding options to purchase Company Common Stock granted under the First Amended and Restated 2008 Equity Incentive Plan for Non-Employee Directors of the Company (collectively, the “Company Stock Plans” and such stock options collectively, the “Company Stock Options”). The Company has made available to Parent a list, as of the close of business on November 27, 2009, of the holders of outstanding Company Stock Options, restricted stock, and other stock awards and the number, exercise prices, vesting schedules, performance targets, expiration dates and other forfeiture provisions of each grant to such holders. All outstanding shares of capital stock of the Company are, and all shares that may be issued will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of preemptive rights. Except as otherwise provided in this Section 3.1(c), there are not issued, reserved for issuance or outstanding (i) any shares of capital stock or other voting securities of the Company, (ii) any securities convertible into or exchangeable or exercisable for shares of capital stock or voting securities of the Company or any Company Subsidiary, or (iii) any warrants, calls, options or other rights to acquire from the Company or any Company Subsidiary any capital stock, voting securities or securities convertible into or exchangeable or exercisable for capital stock or voting securities of the Company or any Company Subsidiary. Except as otherwise provided in this Section 3.1(c), there are no outstanding obligations of the Company or any Company Subsidiary to (i) issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock, voting securities or securities convertible into or exchangeable or exercisable for capital stock or voting securities of the Company or any Company Subsidiary or (ii) repurchase, redeem or otherwise acquire any such securities. Neither the Company nor any Company Subsidiary is a party to any voting agreement with respect to the voting of any such securities. Except as otherwise provided in this Section 3.1(c) and for payments under Company Benefit Plans, there are no agreements, arrangements or commitments of any character (contingent or otherwise) pursuant to which any person is or may be entitled to receive from the Company or a Company Subsidiary any payment based on the revenues, earnings or financial performance of the Company or any Company Subsidiary or assets or calculated in accordance therewith.
          Except for the Credit Agreement dated October 27, 2006, as amended, among the Company, Bayshore Industrial L.P., ICO Polymers North America, Inc., Wells Fargo Bank, National Association, KeyBank, National Association, and the other lending institutions named therein (the “Company Credit Agreement”), and except for the other agreements set forth on Section 3.1(c) of the Company Disclosure Letter, no indebtedness for borrowed money of the Company or any Company Subsidiary contains any restrictions (other than customary notice provisions) upon (i) the prepayment of any indebtedness of the Company or any Company Subsidiary, (ii) the incurrence by the Company or any Company Subsidiary of any indebtedness for borrowed money, or (iii) the ability of the Company or any Company Subsidiary to grant any Lien on the properties or assets of the Company or any Company Subsidiary.
          (d) Authority; Noncontravention. The Company has all requisite corporate power and authority to enter into this Agreement and, subject to the Company Stockholder Approval, to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of the Merger, to the Company Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as the enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws generally affecting the rights of creditors and subject to general equity principles. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not, (i) conflict with the certificate of incorporation or bylaws (or comparable organizational documents) of any of the Company Entities, (ii) result in any breach, violation or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or creation or acceleration of any obligation or right of a third party or loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of any of the Company Entities under, any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, license or similar authorization applicable to any of the Company Entities or their respective properties or assets or (iii) subject to the governmental filings and other matters referred to in the following sentence, conflict with or violate any judgment, order, decree or Law applicable to any of the Company Entities or their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such conflicts, breaches, violations, defaults, rights, losses or Liens that, individually or in the aggregate, would not reasonably be expected to have or result in a material adverse effect on the Company. No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any federal, state or local or foreign government, any court, administrative, regulatory or other governmental agency, commission or authority or any non-governmental United States or foreign self-regulatory agency, commission or authority or any arbitral tribunal (each, a “Governmental Entity”) or any third party is required by the Company in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby, except for: (i) the filing with the Securities and Exchange Commission (the “SEC”) of (A) a proxy statement/prospectus relating to the Company Stockholders Meeting (such proxy statement/prospectus, as amended or supplemented from time to time, the “Proxy Statement”) and (B) such reports under Section 13(a), 13(d), 15(d) or 16(a) or such other applicable sections of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as may be required in connection with this Agreement and the transactions contemplated hereby; (ii) the filing with the Texas Secretary of State of the Certificate of Merger; (iii) the filing of a premerger notification and report form by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); (iv) notifications to The NASDAQ Stock Market (the “Nasdaq”); and (v) such consents, approvals, orders or authorizations the failure of which to be made or obtained, individually or in the aggregate, would not reasonably be expected to have or result in a material adverse effect on the Company.
(e)	SEC Reports and Financial Statements; Undisclosed Liabilities; Internal Controls.
          (i) The Company has timely filed all required reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) under the Securities Act of 1933, as amended (the “Securities Act”) and the Exchange Act with the SEC since September 30, 2007 (as such reports, schedules, forms, statements and documents have been amended since the time of their filing, collectively, the “Company SEC Documents”). As of their respective dates, or if amended prior to the date of this Agreement, as of the date of the last such amendment, the Company SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Documents, and none of the Company SEC Documents when filed, or as so amended, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the staff of the SEC.
          (ii) The financial statements of the Company included in the Company SEC Documents comply as to form, as of their respective date of filing with the SEC, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), and fairly present in all material respects the consolidated financial position of the Company and the Company Subsidiaries as of the dates thereof and the consolidated statements of income, cash flows and stockholders’ equity for the periods then ended (subject, in the case of unaudited statements, to normal recurring year-end audit adjustments). No Company Subsidiary is required to make any filings with the SEC. Except as disclosed in the Company SEC Documents filed since September 30, 2008 and prior to the date of this Agreement (the “Recent SEC Reports”), since September 30, 2008, the Company and the Company Subsidiaries have not incurred any liabilities (direct, contingent or otherwise) that are of a nature that would be required to be disclosed on a balance sheet of the Company and the Company Subsidiaries or the footnotes thereto prepared in conformity with GAAP, other than (A) liabilities incurred in the ordinary course of business and (B) liabilities that, individually or in the aggregate, would not reasonably be expected to have or result in a material adverse effect on the Company.
          (iii) The records, systems, controls, data and information of the Company and the Company Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Company or the Company Subsidiaries or their accountants (including all means of access thereto and therefrom) except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have or result in a material adverse effect on the system of internal accounting controls described in the following sentence. As and to the extent described in the Company SEC Documents, the Company and the Company Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. The Company (A) has implemented and maintains disclosure controls and procedures (as required by Rule 13a-15(a) of the Exchange Act) designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the management of the Company by others within those entities, and (B) has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s auditors and the audit committee of the Company’s Board of Directors (1) any significant deficiencies or material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial data and has identified for the Company’s auditors any material weaknesses in internal controls and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls. The Company has made available to Parent a summary of any such disclosure made by Company management to the Company’s auditors or audit committee of the Company’s Board of Directors since September 30, 2007.
          (f) Information Supplied. None of the information supplied or to be supplied by the Company specifically for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of Parent Common Stock in the Merger (the “Form S-4”) will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, or (ii) the Proxy Statement will, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Merger Sub specifically for inclusion or incorporation by reference in the Proxy Statement.
          (g) Absence of Certain Changes or Events. Except for liabilities incurred in connection with this Agreement or the transactions contemplated hereby, since September 30, 2008, (i) each of the Company Entities has conducted its respective operations only in the ordinary course consistent with past practice, (ii) there has not been any event, circumstance, change, occurrence or state of facts that has had or would reasonably be expected to have or result in a material adverse effect on the Company, and (iii) no Company Entity has engaged in any material transaction or entered into any material agreement or commitment outside the ordinary course of business (except for the transactions contemplated by this Agreement).
          (h) Compliance with Applicable Laws; Litigation.
          (i) Since January 1, 2007, the operations of the Company Entities have not been and are not being conducted in violation of any Law (including the Sarbanes-Oxley Act of 2002 and the USA PATRIOT Act of 2001) or any Permit necessary for the conduct of their respective businesses as currently conducted, except where such violations, individually or in the aggregate, would not reasonably be expected to have or result in a material adverse effect on the Company. None of the Company

Entities has received any written notice, or has knowledge, of any claim alleging any such violation.
          (ii) The Company Entities hold all licenses, permits, variances, consents, authorizations, waivers, grants, franchises, concessions, exemptions, orders, registrations and approvals of Governmental Entities or other persons (“Permits”) necessary for the conduct of their respective businesses as currently conducted, except where the failure to hold such Permits, individually or in the aggregate, would not reasonably be expected to have or result in a material adverse effect on the Company. None of the Company Entities has received written notice that any such Permit will be terminated or modified or cannot be renewed in the ordinary course of business, and the Company has no knowledge of any reasonable basis for any such termination, modification or nonrenewal, except for such terminations, modifications or nonrenewals as, individually or in the aggregate, would not reasonably be expected to have or result in a material adverse effect on the Company. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not violate any such Permit, or result in any termination, modification or nonrenewals thereof, except for such violations, terminations, modifications or nonrenewals thereof as, individually or in the aggregate, would not reasonably be expected to have or result in a material adverse effect on the Company.
          (iii) There is no suit, action or proceeding by or before any Governmental Entity pending or, to the knowledge of the Company, threatened, except for any such suit, action or proceeding that challenges or seeks to prohibit the execution, delivery or performance of this Agreement or any of the transactions contemplated hereby, to which the Company or any Company Subsidiary is a party or against the Company or any Company Subsidiary or any of their properties or assets that would reasonably be expected to have or result in a material adverse effect on the Company. As of the date of this Agreement, there is no suit, action or proceeding by or before any Governmental Entity pending or, to the knowledge of the Company, threatened, against the Company or any Company Subsidiary challenging or seeking to prohibit the execution, delivery or performance of this Agreement or any of the transactions contemplated hereby.
          (i) Employee Benefit Plans.
          (i) The Company has made available to Parent a true and complete list of (A) each material bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, equity compensation, retirement, vacation, employment, disability, death benefit, hospitalization, medical insurance, life insurance, welfare, severance or other employee benefit plan, agreement, arrangement or understanding maintained by the Company or any Company Subsidiary or to which the Company or any Company Subsidiary contributes or is obligated to contribute or with respect to which the Company or any Company Subsidiary has any material liability, and (B) each change of control agreement and each material employment or severance agreement providing benefits (other than those benefits required by applicable Law or customarily provided in such jurisdiction) to any current or former employee, officer or director of the Company or any Company Subsidiary, to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound (collectively, the “Company Benefit Plans”). With respect to each Company Benefit Plan, no event has occurred and there exists no condition or set of circumstances in connection with which the Company or any Company Subsidiary could be subject to any liability that, individually or in the aggregate, would reasonably be expected to have or result in a material adverse effect on the Company. Neither the Company nor any Company Subsidiary has any liability (including contingent liability) with respect to any plan, agreement, arrangement or understanding of the type described in this paragraph other than the Company Benefit Plans, other than liability which, individually or in the aggregate, would not reasonably be expected to have or result in a material adverse effect on the Company.
          (ii) Each Company Benefit Plan has been administered in accordance with its terms, all applicable Laws, including the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Code, and the terms of all applicable collective bargaining agreements, except for any failures so to administer any Company Benefit Plan that, individually or in the aggregate, would not reasonably be expected to have or result in a material adverse effect on the Company. The Company and all Company Benefit Plans are in compliance with the applicable provisions of ERISA, the Code and all other applicable Laws and the terms of all applicable collective bargaining agreements, except for any failures to be in such compliance that, individually or in the aggregate, would not reasonably be expected to have or result in a material adverse effect on the Company. Each Company Benefit Plan that is intended to be qualified under Section 401(a), 401(k) or 4975(e)(7) of the Code has received a favorable determination and/or opinion letter from the IRS as to its qualified status and, to the knowledge of the Company, there exist no facts or circumstances that have caused or could cause a failure to be so qualified under Section 401(a), 401(k) or 4975(e)(7) of the Code. No fact or event has occurred which is reasonably likely to affect adversely the qualified status of any such Company Benefit Plan or the exempt status of any such trust, except for any occurrence that, individually or in the aggregate, would not reasonably be expected to have or result in a material adverse effect on the Company. All contributions to, and payments from, the Company Benefit Plans that are required to have been made in accordance with such Company Benefit Plans, ERISA or the Code have been timely made other than any failures that, individually or in the aggregate, would not reasonably be expected to have or result in a material adverse effect on the Company. All trusts providing funding for Company Benefit Plans that are intended to comply with Section 501(c)(9) of the Code are exempt from federal income taxation and, together with any other welfare benefit funds (as defined in Section 419(e)(1) of the Code) maintained in connection with any of the Company Benefit Plans, have been operated and administered in compliance with all applicable requirements such that neither the Company, any Company Subsidiary, any Company Benefit Plan nor such trust or fund is subject to any taxes, penalties or other liabilities imposed as a consequence of failure to comply with such requirements. No welfare benefit fund (as defined in Section 419(e)(1) of the Code) maintained in connection with any of the Company Benefit Plans has provided any “disqualified benefit” (as defined in Section 4976(b)(1) of the Code) for which the Company or any Company Subsidiary has or had any liability for the excise tax imposed by Section 4976 of the Code which has not been paid in full.

          (iii) Other than as would not reasonably be expected to have or result in a material adverse effect on the Company, neither the Company nor any trade or business, whether or not incorporated, which, together with the Company, would be deemed to be a “single employer” within the meaning of Section 4001(b) of ERISA or Section 414(b) or 414(c) of the Code (a “Company ERISA Affiliate”) has incurred any liability under Title IV of ERISA (other than for premiums pursuant to Section 4007 of ERISA which have been timely paid) or Section 4971 of the Code, and no condition exists that presents a risk to the Company or any Company ERISA Affiliate of incurring any such liability or failure. Each Company Benefit Plan (other than a Multiemployer Plan) to which Section 412 of the Code or Section 302 of ERISA applies has satisfied the requirements of Sections 412, 430 and 436 of the Code and Sections 302 and 303 of ERISA, and no such Company Benefit Plan is in “at-risk status” within the meaning of Section 430(i)(4) of the Code or Section 303(i)(4) of ERISA or subject to the limitations of Section 436 of the Code. No Company Benefit Plan has or has incurred an accumulated funding deficiency within the meaning of Section 302 of ERISA or Section 412 of the Code, nor has any waiver of the minimum funding standards of Section 302 of ERISA and Section 412 of the Code been requested of or granted by the Internal Revenue Service with respect to any Company Benefit Plan, nor has any Lien in favor of any Company Benefit Plan arisen under Sections 412(n) or 430(k) of the Code or Sections 302(f) or 303(k) of ERISA. Neither the Company nor any Company ERISA Affiliate has been required to provide security to any defined benefit pension plan pursuant to Section 401(a)(29) of the Code or Sections 306 or 307 of ERISA. With respect to each Company Benefit Plan that is subject to Title IV or Section 302 of ERISA or Sections 412 or 4971 of the Code that is not a Multiemployer Plan, the fair market value of the assets of such Company Benefit Plan equals or exceeds the actuarial present value of all accrued benefits under such Company Benefit Plan (whether or not vested), based upon the actuarial assumptions used to prepare the most recent actuarial report for such Company Benefit Plan and, to the knowledge of the Company, no event has occurred which would be reasonably expected to change any such funded status. There has been no “reportable event” within the meaning of Section 4043 of ERISA and the regulations and interpretations thereunder which has not been fully and accurately reported in a timely fashion, as required, or which, whether or not reported, would constitute grounds for the Pension Benefit Guaranty Corporation (the “PBGC”) to institute termination proceedings with respect to any Company Benefit Plan. The PBGC has not instituted proceedings to terminate any Company Benefit Plan.
          (iv) Except as would not reasonably be expected to have or result in a material adverse effect on the Company, no Company Benefit Plan provides medical or life insurance benefits (whether or not insured) with respect to current or former employees or officers or directors after retirement or other termination of service, other than any such coverage required by Law, and the Company and the Company Subsidiaries have reserved all rights necessary to amend or terminate each of the Company Benefit Plans without the consent of any other person.
          (v) The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (A) entitle any current or former employee, officer or director of the Company or the Company

Subsidiaries to severance pay, unemployment compensation or any other payment, except as expressly provided in this Agreement, or (B) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, officer or director.
          (vi) Neither the Company nor any Company Subsidiary is a party to any agreement, contract or arrangement (including this Agreement) that could result, separately or in the aggregate, in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code. No Company Benefit Plan provides for the reimbursement of excise taxes under Section 4999 of the Code or any income taxes under the Code. The deductions taken by the Company or any Company Subsidiary related to compensation paid to its named executive officers under any Company Benefit Plan have been made in material compliance with or pursuant to exceptions from the limitations set forth in Section 162(m) of the Code.
          (vii) With respect to each Company Benefit Plan, the Company has delivered or made available to Parent a true and complete copy of: (A) each writing constituting a part of such Company Benefit Plan, including all Company Benefit Plan documents and trust agreements; (B) the three most recent Annual Reports (Form 5500 Series) and accompanying schedules, if any; (C) the most recent annual financial report, if any; (D) the most recent actuarial report, if any; and (E) the most recent determination letter from the Internal Revenue Service, if any. Except as specifically provided in the foregoing documents delivered or made available to Parent, there are no material amendments to any Company Benefit Plan that have been adopted or approved nor has the Company or any Company Subsidiary undertaken to make any such material amendments or to adopt or approve any new Company Benefit Plan.
          (viii) No Company Benefit Plan is a multiemployer plan (as defined in Section 4001(a)(3) of ERISA) (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”). None of the Company, the Company Subsidiaries nor any of their respective Company ERISA Affiliates has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan. None of the Company, the Company Subsidiaries nor any of their respective Company ERISA Affiliates has incurred any material withdrawal liability under a Multiemployer Plan that has not been satisfied in full, nor does the Company have any material contingent liability with respect to any withdrawal from any Multiemployer Plan. None of the Company, the Company Subsidiaries nor any of their respective Company ERISA Affiliates would incur any material withdrawal liability (within the meaning of Part 1 of Subtitle E of Title I of ERISA) if the Company, the Company Subsidiaries or any of their respective Company ERISA Affiliates withdrew (within the meaning of Part 1 of Subtitle E of Title I of ERISA) on or prior to the Closing Date from each Multiemployer Plan to which the Company, the Company Subsidiaries or any of their respective Company ERISA Affiliates has an obligation to contribute on the date of this Agreement. No Multiemployer Plan to which the Company, the Company Subsidiaries or any of their respective Company ERISA Affiliates contributes or otherwise has any liability (contingent or otherwise) has incurred an accumulated funding deficiency within the meaning of Section 431(a) of the Code or Section 304(a) of ERISA, is insolvent, is in reorganization (within the meaning of Section 4241 of ERISA), is reasonably likely to commence reorganization, is in “endangered” or “critical” status (as such terms are defined in Section 432 of the Code) or is reasonably likely to be in endangered or critical status.
          (ix) There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, or to the Company’s knowledge, no set of circumstances exists that may reasonably give rise to a claim or lawsuit, against the Company Benefit Plans, any fiduciaries thereof with respect to their duties to the Company Benefit Plans or the assets of any of the trusts under any of the Company Benefit Plans that could reasonably be expected to result in any material liability of the Company or any Company Subsidiaries to the PBGC, the United States Department of Treasury, the United States Department of Labor, any Multiemployer Plan, any Company Benefit Plan, any participant in a Company Benefit Plan, any employee benefit plan with respect to which the Company or any Company Subsidiary has any contingent liability, or any participant in an employee benefit plan with respect to which the Company or any Company Subsidiary has any contingent liability.
          (x) There have been no prohibited transactions or breaches of any of the duties imposed on “fiduciaries” (within the meaning of Section 3(21) of ERISA) by ERISA with respect to the Company Benefit Plans that could result in any liability or excise tax under ERISA or the Code being imposed on the Company or any of the Company Subsidiaries, except as would not reasonably be expected to have or result in a material adverse effect on the Company.
          (xi) All contributions, transfers and payments for the benefit of U.S. employees in respect of any Company Benefit Plan, other than transfers incident to an incentive stock option plan within the meaning of Section 422 of the Code, have been or are fully deductible under the Code, except as would not reasonably be expected to have or result in a material adverse effect on the Company.
          (xii) With respect to any insurance policy that has, or does, provide funding for benefits under any Company Benefit Plan, to the knowledge of the Company, no insurance company issuing any such policy is in receivership, conservatorship, liquidation or similar proceeding and, to the knowledge of the Company, no such proceedings with respect to any insurer are imminent.
          (xiii) For purposes of this Section 3.1(i) only, the term “employee” will be considered to include individuals rendering personal services to the Company or any Company Subsidiary as independent contractors.
          (xiv) “Company Foreign Plan” means any Company Benefit Plan that is maintained outside of the United States. Each Company Foreign Plan complies with all applicable Law (including applicable Law regarding the form, funding and operation of the Foreign Plan), except as would not reasonably be expected to have or result in a material adverse effect on the Company. The financial statements of the Company included in the Company SEC Documents accurately reflect the Company Foreign Plan liabilities and accruals for contributions required to be paid to the Company Foreign Plans, in accordance with applicable generally accepted accounting principles consistently applied, except as would not reasonably be expected to have or result in a material adverse effect on the Company. All contributions required to have been made to all Company Foreign Plans as of the Closing will have been made as of the Closing. There are no actions, suits or claims pending or, to the Company’s knowledge, threatened with respect to the Company Foreign Plans (other than routine claims for benefits), except as would not reasonably be expected to have or result in a material adverse effect on the Company. There have not occurred, nor are there continuing any transactions or breaches of fiduciary duty under applicable Law with respect to any Company Foreign Plan which would reasonably be expected to have or result in a material adverse effect on the Company.
          (j) Taxes. (i) The Company and each Company Subsidiary has filed all Tax Returns required to be filed, and all such returns are materially correct and complete; (ii) the Company and each Company Subsidiary has paid all Taxes due whether or not shown on any Tax Return; (iii) there are no pending or, to the knowledge of the Company, threatened, audits, examinations, investigations or other proceedings in respect of Taxes relating to the Company or any Company Subsidiary; (iv) there are no Liens for Taxes upon the assets of the Company or any Company Subsidiary, other than Liens for Taxes not yet due and Liens for Taxes that are being contested in good faith by appropriate proceedings; (v) neither the Company nor any of the Company Subsidiaries has any liability for Taxes of any person (other than the Company and the Company Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any comparable provision of Law), as a transferee or successor, by contract, or otherwise; (vi) neither the Company nor any Company Subsidiary is a party to any agreement or arrangement relating to the allocation, sharing or indemnification of Taxes; (vii) neither the Company nor any Company Subsidiary has taken any action or knows of any fact, agreement, plan or other circumstance that is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code and Treasury Regulations; (viii) no deficiencies for any Taxes have been proposed, asserted or assessed against the Company or any Company Subsidiary for which adequate reserves in accordance with GAAP have not been created; (ix) neither the Company nor any Company Subsidiary will be required to include any adjustment in taxable income for any Tax period ending after the Closing Date (a “Post-Closing Tax Period”) under Section 481(c) of the Code (or any comparable provision of Law) as a result of a change in method of accounting for any Tax period (or portion thereof) ending prior to the Closing Date (a “Pre-Closing Tax Period”) or pursuant to the provisions of any agreement entered into with any taxing authority with regard to the Tax liability of the Company or any Company Subsidiary for any Pre-Closing Tax Period; (x) the financial statements included in the Company SEC Documents reflect an adequate reserve in accordance with GAAP for all Taxes for which the Company or any Company Subsidiary may be liable for all taxable periods and portions thereof through the date hereof; (xi) no person has granted any extension or waiver of the statute of limitations period applicable to any Tax of the Company or any Company Subsidiary or any affiliated, combined or unitary group of which the Company or any Company Subsidiary is or was a member, which period (after giving effect to such extension or waiver) has not yet expired, and there is no currently effective “closing agreement” pursuant to Section 7121 of the Code (or any similar provision of foreign, state or local Law); (xii) the Company and each Company

Subsidiary have withheld and remitted to the appropriate taxing authority all Taxes required to have been withheld and remitted in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party; (xiii) neither the Company nor any Company Subsidiary has distributed the stock of another person or has had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code; (xiv) neither the Company nor any Company Subsidiary has participated in any transaction that has been identified by the Internal Revenue Service in any published guidance as a reportable transaction; and (xv) the consolidated federal income Tax Returns of the Company have been examined, or the statute of limitations has closed, with respect to all taxable years through and including 2005.
          (k) Environmental Matters.
          (i) Except where noncompliance, individually or in the aggregate, would not reasonably be expected to have or result in a material adverse effect on the Company, the Company Entities are and have been for the past three years in compliance with all applicable Environmental, Health and Safety Laws and Environmental Permits.
          (ii) There are no written Environmental, Health and Safety Claims pending or, to the knowledge of the Company, threatened, against the Company or any Company Subsidiary and, to the knowledge of the Company, there are no existing conditions, circumstances or facts which could give rise to an Environmental, Health and Safety Claim, other than Environmental, Health and Safety Claims or conditions, circumstances or facts as would not reasonably be expected to have or result in a material adverse effect on the Company.
          (iii) The Company has made available to Parent all material information, including such studies, reports, correspondence, notices of violation, requests for information, audits, analyses and test results and any other documents, in the possession, custody or control of the Company Entities relating to (A) the Company Entities’ compliance or noncompliance with Environmental, Health and Safety Laws and Environmental Permits within the previous three years, and (B) Environmental Conditions on, under or about any of the properties or assets owned, leased, operated or otherwise used by any of the Company Entities at the present time or for which any of the Company Entities may be responsible or liable.
          (iv) No Hazardous Substance has been generated, treated, stored, disposed of, used, handled or manufactured at, or transported, shipped or disposed of from, currently or previously owned, leased, operated or otherwise used properties in violation of applicable Environmental, Health and Safety Laws or Environmental Permits that, individually or in the aggregate, would reasonably be expected to have or result in a material adverse effect on the Company, and there have been no Releases of any Hazardous Substance in, on, under, from or affecting any currently or previously owned, leased, operated or otherwise used properties that, individually or in the aggregate, would reasonably be expected to have or result in a material adverse effect on the Company.
          (v) None of the Company or the Company Subsidiaries has received from any Governmental Entity or other third party any written (or, to the knowledge of the Company, other) notice that any of them or any of their predecessors is or may be a potentially responsible party in respect of, or may otherwise bear liability for, any actual or threatened Release of any Hazardous Substance at any site or facility that is, has been or could reasonably be expected to be listed on the National Priorities List, the Comprehensive Environmental Response, Compensation and Liability Information System, the National Corrective Action Priority System or any similar or analogous federal, state, provincial, territorial, municipal, county, local or other domestic or foreign list, schedule, inventory or database of Hazardous Substance sites or facilities.
          (vi) Neither this Agreement nor the transactions contemplated hereby will result in any requirement for environmental disclosure, investigation, cleanup, removal or remedial action, or notification to or consent of any Governmental Entity or third party, with respect to any property owned, leased, operated or otherwise used by the Company or any Company Subsidiary, pursuant to any Environmental, Health and Safety Law, including any so-called “property transfer law.”
          (vii) None of the Company or the Company Subsidiaries has assumed, undertaken or otherwise become subject to any liability of any other person relating to or arising from Environmental, Health and Safety Laws, except as would not reasonably be expected to have or result in a material adverse effect on the Company.
          (viii) There exist no Environmental Conditions relating to any currently or previously owned, leased, operated or otherwise used properties which, individually or in the aggregate, would reasonably be expected to have or result in a material adverse effect on the Company.
          (l) Real Property; Assets.
          (i) The Company or a Company Subsidiary has good and marketable title to each parcel of, or interest in, real property owned by the Company or a Company Subsidiary (the “Company Owned Real Property”).
          (ii) The Company Owned Real Property and all real property leased by the Company and the Company Subsidiaries (the “Company Leased Real Property”) constitute all of the real property occupied or used by the Company and the Company Subsidiaries in connection with the operation of their respective businesses as currently conducted. The Company or a Company Subsidiary has a valid leasehold interest in or valid rights to all material Company Leased Real Property. The Company has made available to Parent true and complete copies of all material leases of the Company Leased Real Property (the “Company Leases”). No option, extension or renewal has been exercised under any Company Lease except options, extensions or renewals that would not have a material and adverse impact on the Company’s ability to conduct its operations as a whole or whose exercise has been evidenced by a written document, a true and complete copy of which has been made available to Parent with the corresponding Company Lease. Each of the Company and the Company Subsidiaries has complied in all material respects with the terms of all Company Leases to which it is a party and under which it is in occupancy, and all such Company Leases are in full force and effect. To the knowledge of the Company, the lessors under the Company Leases to which the Company or a Company Subsidiary is a party have complied in all material respects with the terms of their respective Company Leases. Each of the Company and the Company Subsidiaries enjoys peaceful and undisturbed possession under all such Company Leases, except where a failure to do so, individually or in the aggregate, would not reasonably be expected to have or result in a material adverse effect on the Company.
          (iii) None of the Company Owned Real Property or Company Leased Real Property is subject to any Liens (whether absolute, accrued, contingent or otherwise), except Permitted Liens.
          (iv) The Company Entities have good and marketable title to all properties, assets and rights relating to or used or held for use in connection with the business of the Company Entities and such properties, assets and rights comprise all of the assets required for the conduct of the business of the Company Entities as now being conducted. All such properties, assets and rights are in all material respects adequate for the purposes for which such assets are currently used or held for use, and are in reasonably good repair and operating condition (subject to normal wear and tear), except where such failure would not reasonably be expected to have or result in a material adverse effect on the Company.
          (m) Company Intellectual Property.
          (i) The term “Company Intellectual Property” means all of the following that is owned by, issued or licensed to the Company or the Company Subsidiaries or used in the business of the Company or the Company Subsidiaries, including: (A) all patents, trademarks, trade names, trade dress, assumed names, service marks, logos, copyrights, Internet domain names and corporate names together with all applications, registrations, renewals and all goodwill associated therewith; (B) all trade secrets and confidential information (including customer lists, know-how, formulae, manufacturing and production processes, research, financial business information and marketing plans); (C) information technologies (including software programs, data and related documentation); and (D) other intellectual property rights and all copies and tangible embodiments of any of the foregoing in whatever form or medium.
          (ii) (A) The Company or the Company Subsidiaries own and possess all right, title and interest in and to, or have a valid and enforceable license to use, the Company Intellectual Property necessary for the operation of their respective businesses as currently conducted; (B) no claim by any third party contesting the validity, enforceability, use or ownership of any of the Company Intellectual Property has been made, is currently outstanding or is threatened and, to the knowledge of the Company, there are no grounds for the same; (C) neither the Company nor any of the Company Subsidiaries has received any written notices of, or is aware of any facts which indicate a likelihood of, any infringement or misappropriation by, or other conflict with, any third party with respect to the Company Intellectual Property; (D) to the knowledge of the Company, neither the Company nor the Company Subsidiaries nor the conduct of their respective businesses has infringed, misappropriated or otherwise conflicted with any intellectual property rights or other rights of any third parties and neither the Company nor any of the Company Subsidiaries is aware of any infringement, misappropriation or conflict which will occur as a result of the continued operation of the Company’s and the Company Subsidiaries’ respective businesses as currently conducted, except, with respect to clauses (A), (B), (C) and (D), as would not reasonably be expected to have or result in, individually or in the aggregate, a material adverse effect on the Company.
          (iii) (A) The transactions contemplated by this Agreement are not reasonably expected to have or result in a material adverse effect on the right, title and interest of the Company and the Company Subsidiaries in and to the Company Intellectual Property; and (B) the Company or each of the Company Subsidiaries, as the case may be, has taken all necessary action to maintain and protect the material Company Intellectual Property and, until the Effective Time, shall continue to maintain and protect the material Company Intellectual Property.
          (n) Labor Agreements and Employee Issues. The Company and the Company Subsidiaries have made available to Parent all collective bargaining agreements or other agreements with any union or labor organization to which the Company or any of the Company Subsidiaries is a party. The Company and the Company Subsidiaries are in material compliance with each such collective bargaining agreement or other agreement. The Company is unaware of any effort, activity or proceeding of any labor organization (or representative thereof) to organize any other of its or their employees. The Company and the Company Subsidiaries are not, and have not since September 30, 2007, been subject to any pending, or, to the knowledge of the Company, threatened (i) unfair labor practice charges and/or complaint, (ii) grievance proceeding or arbitration proceeding arising under any collective bargaining agreement or other labor agreement to which the Company or any Company Subsidiary is a party, (iii) claim, suit, action or governmental investigation relating to employees, including discrimination, wrongful discharge, or violation of any state and/or federal statute relating to employment practices, (iv) strike, lockout or dispute, slowdown or work stoppage or (v) claim, suit, action or governmental investigation, in respect of which any director, officer, employee or agent of the Company or any of the Company Subsidiaries is or may be entitled to claim indemnification from the Company or any Company Subsidiary, except for the foregoing which, in the case of clauses (i), (ii), (iii), (iv) and (v), would not, individually or in the aggregate, reasonably be expected to have or result in a material adverse effect on the Company. Neither the Company nor the Company Subsidiaries is a party to, or is otherwise bound by, any consent decree with any Governmental Entity relating to employees or employment practices of the Company or the Company Subsidiaries.
          (o) Certain Contracts. Section 3.1(o) of the Company Disclosure Letter sets forth a true and correct list of each contract, arrangement, commitment or understanding to which the Company or a Company Subsidiary is a party to or is bound (i) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC); (ii) that contains covenants that limit the ability of the Company or any of the Company Subsidiaries (or which, following the consummation of the Merger, could restrict the ability of the Surviving Company or any of its affiliates) to compete in any business or with any person or in any geographic area or distribution or sales channel, or to sell, supply or distribute any service or product, in each case, that could reasonably be expected to be material to the business of the Company and the Company Subsidiaries, taken as a whole; (iii) for each business unit of the Company and its subsidiaries that is a top five customer or a top five raw material supplier, in each case in terms of dollar amount, relating to making payments or receipt of payments during fiscal year 2009, and in each case without identifying the name of the third party; or (iv) which would prohibit or delay the consummation of any of the transactions contemplated by this Agreement (each of the foregoing, a “Company Material Contract”). Each Company Material Contract is valid and binding on the Company and any Company Subsidiary that is a party thereto and, to the knowledge of the Company, each other party thereto and is in full force and effect. There is no default under any Company Material Contract by the Company or any Company Subsidiary or, to the knowledge of the Company, by any other party, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any Company Subsidiary, or, to the knowledge of the Company, by any other party, in each case except as would not reasonably be expected to have or result in, individually or in the aggregate, a material adverse effect on the Company. All contracts, agreements, arrangements or understandings of any kind between any affiliate of the Company (other than any wholly owned Company Subsidiary), on the one hand, and the Company or any Company Subsidiary, on the other hand, are on terms no less favorable to the Company or to such Company Subsidiary than would be obtained with an unaffiliated third party on an arm’s-length basis.
          (p) Insurance. The Company has made available to Parent copies of all insurance policies in force as of, and covering matters as of, the date of this Agreement that are owned by the Company or any of the Company Subsidiaries or which names the Company or any of the Company Subsidiaries as an insured (or loss payee), including those which pertain to the Company’s or any of the Company Subsidiaries’ assets, employees or operations. All such insurance policies are in full force and effect, are in such amounts and cover such losses and risks as are consistent with industry practice and, in the reasonable judgment of senior management of the Company, are adequate to protect the properties and businesses of the Company and the Company Subsidiaries and all premiums due thereunder have been paid. Neither the Company nor any of the Company Subsidiaries has received notice of permanent cancellation of any such insurance policies.
          (q) Interested Party Transactions. No event has occurred since December 31, 2007 that would be required to be reported by the Company pursuant to Item 404(a) of Regulation S-K promulgated by the SEC under the Securities Act.
          (r) Voting Requirement. The affirmative vote at the Company Stockholders Meeting of at least two-thirds of the votes entitled to be cast by the holders of outstanding shares of Company Common Stock to approve this Agreement is the only vote of the holders of any class or series of the Company’s capital stock necessary to adopt and approve this Agreement and the Merger and the transactions contemplated hereby (collectively, the “Company Stockholder Approval”).
          (s) State Takeover Statutes. The Board of Directors of the Company has taken all necessary action so that no “fair price,” “moratorium,” “control share acquisition” or other anti-takeover Law (each, a “Takeover Statute”) (including the interested stockholder provisions codified in Article 13.03 of the Texas Business Corporation Act (the “TBCA”)) or any anti-takeover provision in the Company Charter or the Company Bylaws is applicable to this Agreement, the Merger and the transactions contemplated by this Agreement. The Board of Directors of the Company has (i) duly and validly approved this Agreement, (ii) determined that the transactions contemplated by this Agreement are advisable and in the best interests of the Company and its stockholders, (iii) unanimously resolved to recommend to such stockholders that they vote in favor of the approval of this Agreement and the Merger and (iv) taken all corporate action required to be taken by the Board of Directors of the Company for the consummation of the transactions contemplated by this Agreement.
          (t) Opinion of Financial Advisor. The Company has received the opinion of J.P. Morgan Securities, Inc. to the effect that, as of the date thereof, the Merger Consideration to be received by holders of shares of Company Common Stock is fair, from a financial point of view, to such holders, a written copy of which opinion will be provided solely for information purposes to Parent upon receipt by the Company.
          (u) Brokers. Except for J.P. Morgan Securities, Inc., no broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. The Company has furnished to Parent true and complete copies of all agreements under which any such fees, commissions or expenses are payable and all indemnification and other agreements related to the engagement, in connection with the transactions contemplated by this Agreement, of the persons to whom such fees, commissions or expenses are payable.
          (v) Absence of Indemnifiable Claims. As of the date of this Agreement, there are no pending suits, actions or proceedings by or before any Governmental Entity that would reasonably entitle any director or officer of the Company or any Company Subsidiary to indemnification by the Company or any Company Subsidiary under applicable Law, the Company Charter, the Company Bylaws or the certificate of incorporation or bylaws or other organizational or governance documents of any of the Company’s Subsidiaries, any issuance policy maintained by the Company or any Company Subsidiary or any indemnity or similar agreements of the Company or any Company Subsidiary.
          Section 3.2 Representations and Warranties of Parent and Merger Sub. Subject only to those exceptions and qualifications listed and described (including an identification by section reference to the representations and warranties to which such exceptions and qualifications relate) on the disclosure letter delivered by Parent and Merger Sub to the Company prior to the execution of this Agreement (the “Parent Disclosure Letter”), provided, however, that a matter disclosed in the Parent Disclosure Letter with respect to one representation or warranty shall also be deemed to be disclosed with respect to each other representation or warranty to the extent it is reasonably apparent from the text of such disclosure that such disclosure applies to or qualifies such other representation or warranty, and except as set forth in the Recent Parent SEC Reports, each of Parent and Merger Sub hereby represents and warrants to the Company as follows:
          (a) Organization, Standing and Corporate Power. Parent is a corporation and Merger Sub is a limited liability company, and each of them is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction in which it is organized and has the requisite corporate or limited liability company power, as the case may be, and authority to carry on its business as now being conducted. Each of Parent and Merger Sub is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, would not reasonably be expected to have or result in a material adverse effect on Parent. Parent has made available to the Company prior to the execution of this Agreement complete and correct copies of the Amended and Restated Certificate of Incorporation of Parent, as amended to date (the “Parent Charter”) and the Amended and Restated Bylaws of Parent, as amended to date (the “Parent Bylaws”).
          (b) Subsidiaries. All outstanding shares of capital stock of, or other equity interests in, each subsidiary of Parent (collectively, the “Parent Subsidiaries” and, together with Parent, the “Parent Entities”) (i) have been validly issued and are fully paid and nonassessable, (ii) are free and clear of all Liens other than Permitted Liens and (iii) are free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests). All outstanding shares of capital stock (or equivalent equity interests of entities other than corporations) of each of the Parent Subsidiaries are beneficially owned, directly or indirectly, by Parent. Parent does not, directly or indirectly, own more than 20% but less than 100% of the capital stock or other equity interest in any person.
          (c) Capital Structure. The authorized capital stock of Parent consists entirely of (i) 75,000,000 shares of Parent Common Stock, (ii) 10,707 shares of preferred stock, par value $100 per share, of Parent, and (iii) 1,000,000 shares of special stock, without par value, of Parent (“Special Stock”), of which 100,000 shares have been designated as Series A Junior Participating Special Stock (“Series A Special Stock”). At the close of business on November 27, 2009: (i) 26,602,173 shares of Parent Common Stock were issued and outstanding (including 752,320 shares of restricted stock); (ii) 16,207,011 shares of Parent Common Stock were held by Parent in its treasury; (iii) no shares of Special Stock or Series A Special Stock were issued and outstanding; and (iv) 12,000 shares of Parent Common Stock were subject to issued and outstanding options to purchase Parent Common Stock granted under Parent’s 1992 Non-Employee Directors’ Stock Option Plan, as amended, 469,955 shares of Parent Common Stock were subject to issued and outstanding options under Parent’s 2002 Equity Incentive Plan (the “Parent Stock Plan” and such stock options, the “Parent Stock Options”). Parent has made available to the Company a list, as of the close of business on November 27, 2009, of the holders of outstanding Parent Stock Options, restricted stock, performance shares or units, deferred shares, stock units and other stock awards and the number, exercise prices, vesting schedules, performance targets, expiration dates and other forfeiture provisions of each grant to such holders. All outstanding shares of capital stock of Parent are, and all shares that may be issued will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of preemptive rights. Except as otherwise provided in this Section 3.2(c), there are not issued, reserved for issuance or outstanding (i) any shares of capital stock or other voting securities of Parent, (ii) any securities convertible into or exchangeable or exercisable for shares of capital stock or voting securities of Parent or any Parent Subsidiary, or (iii) any warrants, calls, options or other rights to acquire from Parent or any Parent Subsidiary any capital stock, voting securities or securities convertible into or exchangeable or exercisable for capital stock or voting securities of Parent or any Parent Subsidiary. Except as otherwise provided in this Section 3.2(c), there are no outstanding obligations of Parent or any Parent

Subsidiary to (i) issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock, voting securities or securities convertible into or exchangeable or exercisable for capital stock or voting securities of Parent or any Parent Subsidiary or (ii) repurchase, redeem or otherwise acquire any such securities. Neither Parent nor any Parent Subsidiary is a party to any voting agreement with respect to the voting of any such securities. Except as otherwise provided in this Section 3.2(c) and for payments under Parent Benefit Plans, there are no agreements, arrangements or commitments of any character (contingent or otherwise) pursuant to which any person is or may be entitled to receive from Parent or a Parent Subsidiary any payment based on the revenues, earnings or financial performance of Parent or any Parent Subsidiary or assets or calculated in accordance therewith.
          (d) Authority; Noncontravention. Each of Parent and Merger Sub has all requisite corporate or limited liability company power, as the case may be, and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate or limited liability company action, as the case may be, on the part of Parent and Merger Sub, respectively. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms, except as the enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws generally affecting the rights of creditors and subject to general equity principles. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not, (i) conflict with the articles of incorporation or bylaws (or comparable organizational documents) of any of the Parent Entities, (ii) result in any breach, violation or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or creation or acceleration of any obligation or right of a third party or loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of any of the Parent Entities under any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, license or similar authorization applicable to any of the Parent Entities or their respective properties or assets, or (iii) subject to the governmental filings and other matters referred to in the following sentence, conflict with or violate any judgment, order, decree or Law applicable to any of the Parent Entities or their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such conflicts, breaches, violations, defaults, rights, losses or Liens that, individually or in the aggregate, would not reasonably be expected to have or result in a material adverse effect on Parent. No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any Governmental Entity or third party is required by Parent or Merger Sub in connection with the execution and delivery of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the transactions contemplated hereby, except for: (i) the filing with the SEC of (A) the Form S-4 and the Proxy Statement and (B) such reports under Section 13(a), 13(d), 15(d) or 16(a) or such other applicable sections of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby; (ii) the filing with the Texas Secretary of State of the Certificate of Merger; (iii) the filing of a premerger notification and report form by Parent under the HSR Act; (iv) filings with and approvals of the Nasdaq to permit the shares of Parent Common Stock that are to be issued in the Merger to be listed on the Nasdaq; and (v) such consents, approvals, orders or authorizations the failure of which to be made or obtained, individually or in the aggregate, would not reasonably be expected to have or result in a material adverse effect on Parent.
(e)	SEC Reports and Financial Statements; Undisclosed Liabilities; Internal Controls.
          (i) Parent has timely filed all required reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) under the Securities Act and the Exchange Act with the SEC since August 31, 2008 (as such reports, schedules, forms, statements and documents have been amended since the time of their filing, collectively, the “Parent SEC Documents”). As of their respective dates, or if amended prior to the date of this Agreement, as of the date of the last such amendment, the Parent SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Documents, and none of the Parent SEC Documents when filed, or as so amended, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the staff of the SEC.
          (ii) The financial statements of Parent included in the Parent SEC Documents comply as to form, as of their respective date of filing with the SEC, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), and fairly present in all material respects the consolidated financial position of Parent and the Parent Subsidiaries as of the dates thereof and the consolidated statements of income, cash flows and stockholders’ equity for the periods then ended (subject, in the case of unaudited statements, to normal recurring year-end audit adjustments). No Parent Subsidiary is required to make any filings with the SEC. Except as disclosed in the Parent SEC Documents filed since August 31, 2009 and prior to the date of this Agreement (the “Recent Parent SEC Reports”), since August 31, 2009, Parent and the Parent Subsidiaries have not incurred any liabilities (direct, contingent or otherwise) that are of a nature that would be required to be disclosed on a balance sheet of Parent and the Parent Subsidiaries or the footnotes thereto prepared in conformity with GAAP, other than (x) liabilities incurred in the ordinary course of business and (y) liabilities that, individually or in the aggregate, would not reasonably be expected to have or result in a material adverse effect on Parent.
          (iii) The records, systems, controls, data and information of Parent and the Parent Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Parent or the Parent

Subsidiaries or their accountants (including all means of access thereto and therefrom) except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have or result in a material adverse effect on the system of internal accounting controls described in the following sentence. As and to the extent described in the Parent SEC Documents, Parent and the Parent Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Parent (A) has implemented and maintains disclosure controls and procedures (as required by Rule 13a-15(a) of the Exchange Act) designed to ensure that material information relating to Parent, including its consolidated subsidiaries, is made known to the management of Parent by others within those entities, and (B) has disclosed, based on its most recent evaluation prior to the date hereof, to Parent’s auditors and the audit committee of Parent’s Board of Directors (1) any significant deficiencies or material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial data and has identified for Parent’s auditors any material weaknesses in internal controls and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls. Parent has made available to the Company a summary of any such disclosure made by the Parent management to the Parent’s auditors or audit committee of the Parent’s Board of Directors since August 31, 2008.
          (f) Information Supplied. None of the information supplied or to be supplied by Parent or Merger Sub specifically for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, or (ii) the Proxy Statement will, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 and the Proxy Statement will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations thereunder, except that no representation or warranty is made by Parent or Merger Sub with respect to statements made or incorporated by reference therein based on information supplied by the Company specifically for inclusion or incorporation by reference in the Form S-4 or the Proxy Statement, as the case may be.
          (g) Absence of Certain Changes or Events. Except for liabilities incurred in connection with this Agreement or the transactions contemplated hereby, since August 31, 2009, (i) each of the Parent Entities has conducted its respective operations only in the ordinary course consistent with past practice, (ii) there has not been any event, circumstance, change, occurrence or state of facts that has had or would reasonably be expected to have or result in a material adverse effect on Parent, and (iii) no Parent Entity has engaged in any material transaction or entered into any material agreement or commitment outside the ordinary course of business (except for the transactions contemplated by this Agreement).

          (h) Compliance with Applicable Laws; Litigation.
          (i) Since January 1, 2007, the operations of the Parent Entities have not been and are not being conducted in violation of any Law (including the Sarbanes-Oxley Act of 2002 and the USA PATRIOT Act of 2001) or any Permit necessary for the conduct of their respective businesses as currently conducted, except where such violations, individually or in the aggregate, would not reasonably be expected to have or result in a material adverse effect on Parent. None of the Parent Entities has received any written notice, or has knowledge, of any claim alleging any such violation.
          (ii) The Parent Entities hold all Permits necessary for the conduct of their respective businesses as currently conducted, except where the failure to hold such Permits, individually or in the aggregate, would not reasonably be expected to have or result in a material adverse effect on Parent. None of the Parent Entities has received written notice that any such Permit will be terminated or modified or cannot be renewed in the ordinary course of business, and Parent has no knowledge of any reasonable basis for any such termination, modification or nonrenewal, except for such terminations, modifications or nonrenewals as, individually or in the aggregate, would not reasonably be expected to have or result in a material adverse effect on Parent. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not violate any such Permit, or result in any termination, modification or nonrenewals thereof, except for such violations, terminations, modifications or nonrenewals thereof as, individually or in the aggregate, would not reasonably be expected to have or result in a material adverse effect on Parent.
          (iii) There is no suit, action or proceeding by or before any Governmental Entity pending or, to the knowledge of Parent, threatened, except for any such suit, action or proceeding that challenges or seeks to prohibit the execution, delivery or performance of this Agreement or any of the transactions contemplated hereby, to which Parent or any Parent Subsidiary is a party or against Parent or any Parent Subsidiary or any of their properties or assets that would reasonably be expected to have or result in a material adverse effect on Parent. As of the date of this Agreement, there is no suit, action or proceeding by or before any Governmental Entity pending or, to the knowledge of Parent, threatened, against Parent or any Parent Subsidiary challenging or seeking to prohibit the execution, delivery or performance of this Agreement or any of the transactions contemplated hereby.
          (i) Employee Benefit Plans.
          (i) Parent has made available to the Company a true and complete list of (A) each material bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, equity compensation, retirement, vacation, employment, disability, death benefit, hospitalization, medical insurance, life insurance, welfare, severance or other employee benefit plan, agreement, arrangement or understanding maintained by Parent or any Parent Subsidiary or to which Parent or any Parent Subsidiary contributes or is obligated to contribute or with respect to which Parent or any Parent Subsidiary has any material liability, and (B) each change of control agreement and each material employment or severance agreement providing benefits (other than those benefits required by applicable Law or customarily provided in such jurisdiction) to any current or former employee, officer or director of Parent or any Parent Subsidiary, to which Parent or any Parent Subsidiary is a party or by which Parent or any Parent Subsidiary is bound (collectively, the “Parent Benefit Plans”). With respect to each Parent Benefit Plan, no event has occurred and there exists no condition or set of circumstances in connection with which Parent or any Parent Subsidiary could be subject to any liability that, individually or in the aggregate, would reasonably be expected to have or result in a material adverse effect on Parent. Neither Parent nor any Parent Subsidiary has any liability (including contingent liability) with respect to any plan, agreement, arrangement or understanding of the type described in this paragraph other than the Parent Benefit Plans, other than liability which, individually or in the aggregate, would not reasonably be expected to have or result in a material adverse effect on Parent.
          (ii) Each Parent Benefit Plan has been administered in accordance with its terms, all applicable Laws, including ERISA and the Code, and the terms of all applicable collective bargaining agreements, except for any failures so to administer any Parent Benefit Plan that, individually or in the aggregate, would not reasonably be expected to have or result in a material adverse effect on Parent. Parent and all Parent Benefit Plans are in compliance with the applicable provisions of ERISA, the Code and all other applicable Laws and the terms of all applicable collective bargaining agreements, except for any failures to be in such compliance that, individually or in the aggregate, would not reasonably be expected to have or result in a material adverse effect on Parent. Each Parent Benefit Plan that is intended to be qualified under Section 401(a), 401(k) or 4975(e)(7) of the Code has received a favorable determination and/or opinion letter from the IRS as to its qualified status and, to the knowledge of Parent, there exist no facts or circumstances that have caused or could cause a failure to be so qualified under Section 401(a), 401(k) or 4975(e)(7) of the Code. No fact or event has occurred which is reasonably likely to affect adversely the qualified status of any such Parent Benefit Plan or the exempt status of any such trust, except for any occurrence that, individually or in the aggregate, would not reasonably be expected to have or result in a material adverse effect on Parent. All contributions to, and payments from, the Parent Benefit Plans that are required to have been made in accordance with such Parent Benefit Plans, ERISA or the Code have been timely made other than any failures that, individually or in the aggregate, would not reasonably be expected to have or result in a material adverse effect on Parent. All trusts providing funding for Parent Benefit Plans that are intended to comply with Section 501(c)(9) of the Code are exempt from federal income taxation and, together with any other welfare benefit funds (as defined in Section 419(e)(1) of the Code) maintained in connection with any of the Parent Benefit Plans, have been operated and administered in compliance with all applicable requirements such that neither Parent, any Parent Subsidiary, any Parent Benefit Plan nor such trust or fund is subject to any taxes, penalties or other liabilities imposed as a consequence of failure to comply with such requirements. No welfare benefit fund (as defined in Section 419(e)(1) of the Code) maintained in connection with any of the Parent Benefit Plans has provided any “disqualified benefit” (as defined in Section 4976(b)(1) of the Code) for which Parent or any Parent Subsidiary has or had any liability for the excise tax imposed by Section 4976 of the Code which has not been paid in full.

          (iii) Other than as would not reasonably be expected to have or result in a material adverse effect on Parent, neither Parent nor any trade or business, whether or not incorporated, which, together with Parent, would be deemed to be a “single employer” within the meaning of Section 4001(b) of ERISA or Section 414(b) or 414(c) of the Code (a “Parent ERISA Affiliate”) has incurred any liability under Title IV of ERISA (other than for premiums pursuant to Section 4007 of ERISA which have been timely paid) or Section 4971 of the Code, and no condition exists that presents a risk to Parent or any Parent ERISA Affiliate of incurring any such liability or failure. Each Parent Benefit Plan (other than a Multiemployer Plan) to which Section 412 of the Code or Section 302 of ERISA applies has satisfied the requirements of Sections 412, 430 and 436 of the Code and Sections 302 and 303 of ERISA, and no such Parent Benefit Plan is in “at-risk status” within the meaning of Section 430(i)(4) of the Code or Section 303(i)(4) of ERISA or subject to the limitations of Section 436 of the Code. No Parent Benefit Plan has or has incurred an accumulated funding deficiency within the meaning of Section 302 of ERISA or Section 412 of the Code, nor has any waiver of the minimum funding standards of Section 302 of ERISA and Section 412 of the Code been requested of or granted by the Internal Revenue Service with respect to any Parent Benefit Plan, nor has any Lien in favor of any Parent Benefit Plan arisen under Sections 412(n) or 430(k) of the Code or Sections 302(f) or 303(k) of ERISA. Neither Parent nor any Parent ERISA Affiliate has been required to provide security to any defined benefit pension plan pursuant to Section 401(a)(29) of the Code or Sections 306 or 307 of ERISA. With respect to each Parent Benefit Plan that is subject to Title IV or Section 302 of ERISA or Sections 412 or 4971 of the Code that is not a Multiemployer Plan, the fair market value of the assets of such Parent Benefit Plan equals or exceeds the actuarial present value of all accrued benefits under such Parent Benefit Plan (whether or not vested), based upon the actuarial assumptions used to prepare the most recent actuarial report for such Parent Benefit Plan and, to the knowledge of Parent, no event has occurred which would be reasonably expected to change any such funded status. There has been no “reportable event” within the meaning of Section 4043 of ERISA and the regulations and interpretations thereunder which has not been fully and accurately reported in a timely fashion, as required, or which, whether or not reported, would constitute grounds for the PBGC to institute termination proceedings with respect to any Parent Benefit Plan. The PBGC has not instituted proceedings to terminate any Parent Benefit Plan.
          (iv) Except as would not reasonably be expected to have or result in a material adverse effect on Parent, no Parent Benefit Plan provides medical or life insurance benefits (whether or not insured) with respect to current or former employees or officers or directors after retirement or other termination of service, other than any such coverage required by Law, and Parent and the Parent Subsidiaries have reserved all rights necessary to amend or terminate each of the Parent Benefit Plans without the consent of any other person.
          (v) The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (A) entitle any current or former employee, officer or director of Parent or the Parent Subsidiaries to severance pay, unemployment compensation or any other payment, except as expressly provided in this Agreement, or (B) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, officer or director.
          (vi) Neither Parent nor any Parent Subsidiary is a party to any agreement, contract or arrangement (including this Agreement) that could result, separately or in the aggregate, in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code. No Parent Benefit Plan provides for the reimbursement of excise taxes under Section 4999 of the Code or any income taxes under the Code. The deductions taken by Parent or any Parent Subsidiary related to compensation paid to its named executive officers under any Parent Benefit Plan have been made in material compliance with or pursuant to exceptions from the limitations set forth in Section 162(m) of the Code.
          (vii) With respect to each Parent Benefit Plan, Parent has delivered or made available to the Company a true and complete copy of: (A) each writing constituting a part of such Parent Benefit Plan, including all Parent Benefit Plan documents and trust agreements; (B) the three most recent Annual Reports (Form 5500 Series) and accompanying schedules, if any; (C) the most recent annual financial report, if any; (D) the most recent actuarial report, if any; and (E) the most recent determination letter from the Internal Revenue Service, if any. Except as specifically provided in the foregoing documents delivered or made available to the Company, there are no material amendments to any Parent Benefit Plan that have been adopted or approved nor has Parent or any Parent Subsidiary undertaken to make any such material amendments or to adopt or approve any new Parent Benefit Plan.
          (viii) No Parent Benefit Plan is a Multiemployer Plan or a Multiple Employer Plan. None of Parent, the Parent Subsidiaries nor any of their respective Parent ERISA Affiliates has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan. None of Parent, the Parent Subsidiaries nor any of their respective Parent ERISA Affiliates has incurred any material withdrawal liability under a Multiemployer Plan that has not been satisfied in full, nor does Parent have any material contingent liability with respect to any withdrawal from any Multiemployer Plan. None of Parent, the Parent Subsidiaries nor any of their respective Parent ERISA Affiliates would incur any material withdrawal liability (within the meaning of Part 1 of Subtitle E of Title I of ERISA) if Parent, the Parent Subsidiaries or any of their respective Parent ERISA Affiliates withdrew (within the meaning of Part 1 of Subtitle E of Title I of ERISA) on or prior to the Closing Date from each Multiemployer Plan to which Parent, the Parent Subsidiaries or any of their respective Parent ERISA Affiliates has an obligation to contribute on the date of this Agreement. No Multiemployer Plan to which Parent, the Parent Subsidiaries or any of their respective Parent ERISA Affiliates contributes or otherwise has any liability (contingent or otherwise) has incurred an accumulated funding deficiency within the meaning of Section 431(a) of the Code or Section 304(a) of ERISA, is insolvent, is in reorganization (within the meaning of Section 4241 of ERISA), is reasonably likely to commence reorganization, is in “endangered” or “critical” status (as such terms are defined in Section 432 of the Code) or is reasonably likely to be in endangered or critical status.

          (ix) There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, or to Parent’s knowledge, no set of circumstances exists that may reasonably give rise to a claim or lawsuit, against the Parent Benefit Plans, any fiduciaries thereof with respect to their duties to the Parent Benefit Plans or the assets of any of the trusts under any of the Parent Benefit Plans that could reasonably be expected to result in any material liability of Parent or any Parent Subsidiaries to the PBGC, the United States Department of Treasury, the United States Department of Labor, any Multiemployer Plan, any Parent Benefit Plan, any participant in a Parent Benefit Plan, any employee benefit plan with respect to which Parent or any Parent Subsidiary has any contingent liability, or any participant in an employee benefit plan with respect to which Parent or any Parent Subsidiary has any contingent liability.
          (x) There have been no prohibited transactions or breaches of any of the duties imposed on “fiduciaries” (within the meaning of Section 3(21) of ERISA) by ERISA with respect to the Parent Benefit Plans that could result in any liability or excise tax under ERISA or the Code being imposed on Parent or any of the Parent Subsidiaries, except as would not reasonably be expected to have or result in a material adverse effect on Parent.
          (xi) All contributions, transfers and payments for the benefit of U.S. employees in respect of any Parent Benefit Plan, other than transfers incident to an incentive stock option plan within the meaning of Section 422 of the Code, have been or are fully deductible under the Code, except as would not reasonably be expected to have or result in a material adverse effect on Parent.
          (xii) With respect to any insurance policy that has, or does, provide funding for benefits under any Parent Benefit Plan, to the knowledge of Parent, no insurance company issuing any such policy is in receivership, conservatorship, liquidation or similar proceeding and, to the knowledge of Parent, no such proceedings with respect to any insurer are imminent.
          (xiii) For purposes of this Section 3.2(i) only, the term “employee” will be considered to include individuals rendering personal services to Parent or any Parent Subsidiary as independent contractors.
          (xiv) “Parent Foreign Plan” means any Parent Benefit Plan that is maintained outside of the United States. Each Parent Foreign Plan complies with all applicable Law (including applicable Law regarding the form, funding and operation of the Foreign Plan), except as would not reasonably be expected to have or result in a material adverse effect on Parent. The financial statements of the Parent included in the Parent SEC Documents accurately reflect the Parent Foreign Plan liabilities and accruals for contributions required to be paid to the Parent Foreign Plans, in accordance with applicable generally accepted accounting principles consistently applied, except as would not reasonably be expected to have or result in a material adverse effect on Parent. All contributions required to have been made to all Parent Foreign Plans as of the Closing will have been made as of the Closing. There are no actions, suits or claims pending or, to the Parent’s knowledge, threatened with respect to the Parent Foreign Plans (other than routine claims for benefits), except as would not reasonably be expected to have or result in a material adverse effect on Parent. There have not occurred, nor are there continuing any transactions or breaches of fiduciary duty under applicable Law with respect to any Parent Foreign Plan which would reasonably be expected to have or result in a material adverse effect on Parent.
          (j) Taxes. (i) Parent and each Parent Subsidiary has filed all Tax Returns required to be filed, and all such returns are materially correct and complete; (ii) Parent and each Parent Subsidiary has paid all Taxes due whether or not shown on any Tax Return; (iii) there are no pending or, to the knowledge of Parent, threatened, audits, examinations, investigations or other proceedings in respect of Taxes relating to Parent or any Parent Subsidiary; (iv)  there are no Liens for Taxes upon the assets of Parent or any Parent Subsidiary, other than Liens for Taxes not yet due and Liens for Taxes that are being contested in good faith by appropriate proceedings; (v) neither Parent nor any of the Parent Subsidiaries has any liability for Taxes of any person (other than Parent and the Parent Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any comparable provision of Law), as a transferee or successor, by contract, or otherwise; (vi) neither Parent nor any Parent Subsidiary is a party to any agreement or arrangement relating to the allocation, sharing or indemnification of Taxes; (vii) neither Parent nor any Parent Subsidiary has taken any action or knows of any fact, agreement, plan or other circumstance that is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code and Treasury Regulations; (viii) no deficiencies for any Taxes have been proposed, asserted or assessed against Parent or any Parent Subsidiary for which adequate reserves in accordance with GAAP have not been created; (ix) neither Parent nor any Parent Subsidiary will be required to include any adjustment in taxable income for any Post-Closing Tax Period under Section 481(c) of the Code (or any comparable provision of Law) as a result of a change in method of accounting for any Pre-Closing Tax Period or pursuant to the provisions of any agreement entered into with any taxing authority with regard to the Tax liability of Parent or any Parent Subsidiary for any Pre-Closing Tax Period; (x) the financial statements included in the Parent SEC Documents reflect an adequate reserve in accordance with GAAP for all Taxes for which Parent or any Parent Subsidiary may be liable for all taxable periods and portions thereof through the date hereof; (xi) no person has granted any extension or waiver of the statute of limitations period applicable to any Tax of Parent or any Parent Subsidiary or any affiliated, combined or unitary group of which Parent or any Parent Subsidiary is or was a member, which period (after giving effect to such extension or waiver) has not yet expired, and there is no currently effective “closing agreement” pursuant to Section 7121 of the Code (or any similar provision of foreign, state or local Law); (xii) Parent and each Parent Subsidiary have withheld and remitted to the appropriate taxing authority all Taxes required to have been withheld and remitted in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party; (xiii) neither Parent nor any Parent Subsidiary has distributed the stock of another person or has had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code; (xiv) neither Parent nor any Parent Subsidiary has participated in any transaction that has been identified by the Internal Revenue Service in any published guidance as a reportable transaction; (xv) the consolidated federal income Tax Returns of Parent have been examined, or the statute of limitations has closed, with respect to all taxable years through and including 2005; and (xvi) for United States federal tax purposes, Merger Sub is an entity disregarded as separate from Parent under Treasury Regulations Section 301.7701-3(b)(1)(ii).
          (k) Environmental Matters.
          (i) Except where noncompliance, individually or in the aggregate, would not reasonably be expected to have or result in a material adverse effect on Parent, the Parent Entities are and have been for the past three years in compliance with all applicable Environmental, Health and Safety Laws and Environmental Permits.
          (ii) There are no written Environmental, Health and Safety Claims pending or, to the knowledge of Parent, threatened, against Parent or any Parent Subsidiary and, to the knowledge of Parent, there are no existing conditions, circumstances or facts which could give rise to an Environmental, Health and Safety Claim, other than Environmental, Health and Safety Claims or conditions, circumstances or facts as would not reasonably be expected to have or result in a material adverse effect on Parent.
          (iii) Parent has made available to the Company all material information, including such studies, reports, correspondence, notices of violation, requests for information, audits, analyses and test results and any other documents, in the possession, custody or control of the Parent Entities relating to (A) the Parent Entities’ compliance or noncompliance with Environmental, Health and Safety Laws and Environmental Permits within the previous three years, and (B) Environmental Conditions on, under or about any of the properties or assets owned, leased, operated or otherwise used by any of the Parent Entities at the present time or for which any of the Parent Entities may be responsible or liable.
          (iv) No Hazardous Substance has been generated, treated, stored, disposed of, used, handled or manufactured at, or transported, shipped or disposed of from, currently or previously owned, leased, operated or otherwise used properties in violation of applicable Environmental, Health and Safety Laws or Environmental Permits that, individually or in the aggregate, would reasonably be expected to have or result in a material adverse effect on Parent, and there have been no Releases of any Hazardous Substance in, on, under, from or affecting any currently or previously owned, leased, operated or otherwise used properties that, individually or in the aggregate, would reasonably be expected to have or result in a material adverse effect on Parent.
          (v) None of Parent or the Parent Subsidiaries has received from any Governmental Entity or other third party any written (or, to the knowledge of Parent, other) notice that any of them or any of their predecessors is or may be a potentially responsible party in respect of, or may otherwise bear liability for, any actual or threatened Release of any Hazardous Substance at any site or facility that is, has been or could reasonably be expected to be listed on the National Priorities List, the Comprehensive Environmental Response, Compensation and Liability Information System, the National Corrective Action Priority System or any similar or analogous federal, state, provincial, territorial, municipal, county, local or other domestic or foreign list, schedule, inventory or database of Hazardous Substance sites or facilities.

          (vi) Neither this Agreement nor the transactions contemplated hereby will result in any requirement for environmental disclosure, investigation, cleanup, removal or remedial action, or notification to or consent of any Governmental Entity or third party, with respect to any property owned, leased, operated or otherwise used by Parent or any Parent Subsidiary, pursuant to any Environmental, Health and Safety Law, including any so-called “property transfer law.”
          (vii) None of Parent or the Parent Subsidiaries has assumed, undertaken or otherwise become subject to any liability of any other person relating to or arising from Environmental, Health and Safety Laws, except as would not reasonably be expected to have or result in a material adverse effect on Parent.
          (viii) There exist no Environmental Conditions relating to any currently or previously owned, leased, operated or otherwise used properties which, individually or in the aggregate, would reasonably be expected to have or result in a material adverse effect on Parent.
          (l) Real Property; Assets.
          (i) The Parent or a Parent Subsidiary has good and marketable title to each parcel of, or interest in, real property owned by Parent or a Parent Subsidiary (the “Parent Owned Real Property”).
          (ii) The Parent Owned Real Property and all real property leased by Parent and the Parent Subsidiaries (the “Parent Leased Real Property”) constitute all of the real property occupied or used by Parent and the Parent Subsidiaries in connection with the operation of their respective businesses as currently conducted. Parent or a Parent Subsidiary has a valid leasehold interest in or valid rights to all material Parent Leased Real Property. Parent has made available to the Company true and complete copies of all material leases of the Parent Leased Real Property (the “Parent Leases”). No option, extension or renewal has been exercised under any Parent Lease except options, extensions or renewals that would not have a material and adverse impact on Parent’s ability to conduct its operations as a whole or whose exercise has been evidenced by a written document, a true and complete copy of which has been made available to the Company with the corresponding Parent Lease. Each of Parent and the Parent Subsidiaries has complied in all material respects with the terms of all Parent Leases to which it is a party and under which it is in occupancy, and all such Parent Leases are in full force and effect. To the knowledge of Parent, the lessors under the Parent Leases to which Parent or a Parent Subsidiary is a party have complied in all material respects with the terms of their respective Parent Leases. Each of Parent and the Parent Subsidiaries enjoys peaceful and undisturbed possession under all such Parent Leases, except where a failure to do so, individually or in the aggregate, would not reasonably be expected to have or result in a material adverse effect on Parent.
          (iii) None of the Parent Owned Real Property or Parent Leased Real Property is subject to any Liens (whether absolute, accrued, contingent or otherwise), except Permitted Liens.

          (iv) The Parent Entities have good and marketable title to all properties, assets and rights relating to or used or held for use in connection with the business of the Parent Entities and such properties, assets and rights comprise all of the assets required for the conduct of the business of the Parent Entities as now being conducted. All such properties, assets and rights are in all material respects adequate for the purposes for which such assets are currently used or held for use, and are in reasonably good repair and operating condition (subject to normal wear and tear), except where such failure would not reasonably be expected to have or result in a material adverse effect on Parent.
          (m) Parent Intellectual Property.
          (i) The term “Parent Intellectual Property” means all of the following that is owned by, issued or licensed to Parent or the Parent Subsidiaries or used in the business of Parent or the Parent Subsidiaries, including: (A) all patents, trademarks, trade names, trade dress, assumed names, service marks, logos, copyrights, Internet domain names and corporate names together with all applications, registrations, renewals and all goodwill associated therewith; (B) all trade secrets and confidential information (including customer lists, know-how, formulae, manufacturing and production processes, research, financial business information and marketing plans); (C) information technologies (including software programs, data and related documentation); and (D) other intellectual property rights and all copies and tangible embodiments of any of the foregoing in whatever form or medium.
          (ii) (A) Parent or the Parent Subsidiaries own and possess all right, title and interest in and to, or have a valid and enforceable license to use, the Parent Intellectual Property necessary for the operation of their respective businesses as currently conducted; (B) no claim by any third party contesting the validity, enforceability, use or ownership of any of the Parent Intellectual Property has been made, is currently outstanding or is threatened and, to the knowledge of Parent, there are no grounds for the same; (C) neither Parent nor any of the Parent Subsidiaries has received any written notices of, or is aware of any facts which indicate a likelihood of, any infringement or misappropriation by, or other conflict with, any third party with respect to the Parent Intellectual Property; (D) to the knowledge of Parent, neither Parent nor the Parent Subsidiaries nor the conduct of their respective businesses has infringed, misappropriated or otherwise conflicted with any intellectual property rights or other rights of any third parties and neither Parent nor any of the Parent Subsidiaries is aware of any infringement, misappropriation or conflict which will occur as a result of the continued operation of Parent’s and the Parent Subsidiaries’ respective businesses as currently conducted, except, with respect to clauses (A), (B), (C) and (D), as would not reasonably be expected to have or result in, individually or in the aggregate, a material adverse effect on Parent.
          (iii) (A) The transactions contemplated by this Agreement are not reasonably expected to have or result in a material adverse effect on the right, title and interest of Parent and the Parent Subsidiaries in and to the Parent Intellectual Property; and (B) Parent or each of the Parent Subsidiaries, as the case may be, has taken all necessary action to maintain and protect the material Parent Intellectual Property and, until the Effective Time, shall continue to maintain and protect the material Parent Intellectual Property.
          (n) Labor Agreements and Employee Issues. Parent and the Parent Subsidiaries have made available to the Company all collective bargaining agreements or other agreements with any union or labor organization to which Parent or any of the Parent Subsidiaries is a party. Parent and the Parent Subsidiaries are in material compliance with each such collective bargaining agreement or other agreement. Parent is unaware of any effort, activity or proceeding of any labor organization (or representative thereof) to organize any other of its or their employees. Parent and the Parent Subsidiaries are not, and have not since August 31, 2008, been subject to any pending, or, to the knowledge of Parent, threatened (i) unfair labor practice charges and/or complaint, (ii) grievance proceeding or arbitration proceeding arising under any collective bargaining agreement or other labor agreement to which Parent or any Parent Subsidiary is a party, (iii) claim, suit, action or governmental investigation relating to employees, including discrimination, wrongful discharge, or violation of any state and/or federal statute relating to employment practices, (iv) strike, lockout or dispute, slowdown or work stoppage or (v) claim, suit, action or governmental investigation, in respect of which any director, officer, employee or agent of Parent or any of the Parent Subsidiaries is or may be entitled to claim indemnification from Parent or any Parent Subsidiary, except for the foregoing which, in the case of clauses (i), (ii), (iii), (iv) and (v), would not, individually or in the aggregate, reasonably be expected to have or result in a material adverse effect on Parent. Neither Parent nor the Parent Subsidiaries is a party to, or is otherwise bound by, any consent decree with any Governmental Entity relating to employees or employment practices of Parent or the Parent Subsidiaries.
          (o) Certain Contracts. Section 3.2(o) of the Parent Disclosure Letter sets forth a true and correct list of each contract, arrangement, commitment or understanding to which Parent or a Parent Subsidiary is a party to or is bound (i) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC); (ii) that contains covenants that limit the ability of Parent or any of the Parent Subsidiaries (or which, following the consummation of the Merger, could restrict the ability of the Surviving Company or any of its affiliates) to compete in any business or with any person or in any geographic area or distribution or sales channel, or to sell, supply or distribute any service or product, in each case, that could reasonably be expected to be material to the business of Parent and the Parent Subsidiaries, taken as a whole; (iii) for each business unit of Parent and its subsidiaries that is a top five customer or a top five raw material supplier, in each case in terms of dollar amount, relating to making payments or receipt of payments during the 12-month period prior to the date hereof, and in each case without identifying the name of the third party; or (iv) which would prohibit or delay the consummation of any of the transactions contemplated by this Agreement (each of the foregoing, a “Parent Material Contract”). Each Parent Material Contract is valid and binding on Parent and any Parent Subsidiary that is a party thereto and, to the knowledge of Parent, each other party thereto and is in full force and effect. There is no default under any Parent Material Contract by Parent or any Parent Subsidiary or, to the knowledge of Parent, by any other party, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by Parent or any Parent Subsidiary, or, to the knowledge of Parent, by any other party, in each case except as would not reasonably be expected to have or result in, individually or in the aggregate, a material adverse effect on Parent. All contracts, agreements, arrangements or understandings of any kind between any affiliate of Parent (other than any wholly owned Parent Subsidiary), on the one hand, and Parent or any Parent Subsidiary, on the other hand, are on terms no less favorable to Parent or to such Parent Subsidiary than would be obtained with an unaffiliated third party on an arm’s-length basis.
          (p) Insurance. Parent has made available to the Company copies of all insurance policies in force as of, and covering matters as of, the date of this Agreement that are owned by Parent or any of the Parent Subsidiaries or which names Parent or any of the Parent Subsidiaries as an insured (or loss payee), including those which pertain to Parent’s or any of the Parent Subsidiaries’ assets, employees or operations. All such insurance policies are in full force and effect, are in such amounts and cover such losses and risks as are consistent with industry practice and, in the reasonable judgment of senior management of Parent, are adequate to protect the properties and businesses of Parent and the Parent Subsidiaries and all premiums due thereunder have been paid. Neither Parent nor any of the Parent Subsidiaries has received notice of permanent cancellation of any such insurance policies.
          (q) Interested Party Transactions. No event has occurred since December 31, 2007 that would be required to be reported by Parent pursuant to Item 404(a) of Regulation S-K promulgated by the SEC under the Securities Act.
          (r) Brokers. Except for UBS Securities LLC, no broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent. Parent has furnished to the Company true and complete copies of all agreements under which any such fees, commissions or expenses are payable and all indemnification and other agreements related to the engagement, in connection with the transactions contemplated by this Agreement, of the persons to whom such fees, commissions or expenses are payable.
          (s) No Vote. No vote or approval of the holders of any class of securities of Parent is necessary to approve this Agreement, the Merger or the transactions contemplated hereby, including any consent as may be required by the listing requirements of the Nasdaq.
          (t) Availability of Funds. Parent will have at the Effective Time available cash in an amount sufficient for Parent and Merger Sub to timely pay the Cash Consideration and all fees, expenses and other amounts contemplated to be paid by Parent or its affiliates by this Agreement.
          (u) Absence of Indemnifiable Claims. As of the date of this Agreement, there are no pending suits, actions or proceedings by or before any Governmental Entity that would reasonably entitle any director or officer of Parent or any Parent Subsidiary to indemnification by Parent or any Parent Subsidiary under applicable Law, the Parent Charter, the Parent Bylaws or the certificate of incorporation or bylaws or other organizational or governance documents of any of the Parent’s Subsidiaries, any issuance policy maintained by Parent or any Parent Subsidiary or any indemnity or similar agreements of Parent or any Parent Subsidiary.

ARTICLE IV
COVENANTS RELATING TO CONDUCT OF BUSINESS
          Section 4.1 Conduct of Business.
          (a) Conduct of Business by the Company. Except (v) as set forth on Section 4.1(a) of the Company Disclosure Letter, (w) as required by applicable Law, (x) as permitted or contemplated by this Agreement, (y) as consented to in writing by Parent (such consent not to be unreasonably withheld, delayed or conditioned) or (z) for transactions between or among the Company and the Company Subsidiaries, during the period from the date of this Agreement to the Effective Time, the Company shall, and shall cause the Company Subsidiaries to, carry on their respective businesses in all material respects in accordance with their ordinary course consistent with past practice and in compliance in all material respects with all applicable Laws and, to the extent consistent therewith, use reasonable best efforts to preserve intact their current business organizations, keep available the services of their key officers and other significant managers and preserve their business relationships with significant customers, suppliers, distributors and other persons having business dealings with them; provided, however, that no action by the Company or any Company Subsidiary with respect to matters specifically addressed by any other provision of this Section 4.1 shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision. Without limiting the generality of the foregoing, except (v) as set forth on Section 4.1(a) of the Company Disclosure Letter, (w) as required by applicable Law, (x) as otherwise contemplated by this Agreement, (y) as consented to in writing by Parent (such consent not to be unreasonably withheld, delayed or conditioned) or (z) for transactions between or among the Company and the Company Subsidiaries, during the period from the date of this Agreement to the Effective Time, the Company shall not and shall not permit any Company Subsidiary to:
          (i) (A) other than dividends and distributions by a direct or indirect wholly owned Company Subsidiary to its parent, and other than quarterly cash dividends with respect to Company Common Stock to the extent of the Company’s net income per share of Company Common Stock for the applicable prior fiscal quarter but in no event in excess of $0.05 per share of Company Common Stock per quarter, declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, (B) split, combine or reclassify any of its capital stock or (C) except pursuant to agreements entered into with respect to the Company Stock Plans that are in effect as of the close of business on the date of this Agreement, purchase, redeem or otherwise acquire any shares of capital stock of the Company or any of the Company Subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities which, for the avoidance of doubt, shall not restrict any cashless exercises or similar transactions pursuant to an exercise of Company Stock Options or other awards issued and outstanding under the Company Stock Plans;
          (ii) issue or authorize the issuance of, deliver, sell, pledge or otherwise encumber or subject to any Lien (except Permitted Liens), any shares of its capital stock (or any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock), any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, other than (A) the issuance and delivery of shares of Company Common Stock upon the exercise of the Company Stock Options under the Company Stock Plans, (B) in connection with other awards under the Company Stock Plans outstanding as of the date of this Agreement, and in accordance with their present terms or (C) the authorization, issuance and delivery of Company Stock Options and/or Restricted Shares with respect to not more than 200,000 shares of Company Common Stock;
          (iii) (A) amend its certificate of incorporation or bylaws (or other comparable organizational documents), except for such amendments made to conform to or comply with the TBOC, or (B) merge or consolidate with any person other than another Company Entity;
          (iv) except for hedging agreements entered into in the ordinary course of business consistent with past practice and dispositions of inventory or equipment in the ordinary course of business consistent with past practice, sell, lease, license, mortgage or otherwise encumber or subject to any Lien (except Permitted Liens) or otherwise dispose of any of its properties or assets having a value in excess of $500,000 per fiscal quarter plus any amounts permitted but not used in prior fiscal quarters (beginning with the fiscal quarter ending December 31, 2009);
          (v) enter into commitments for capital expenditures involving more than $500,000 per fiscal quarter plus any amounts permitted but not used in prior fiscal quarters (beginning with the fiscal quarter ending December 31, 2009), except (A) in accordance with the capital expenditure budget set forth in Section 4.1(a) of the Company Disclosure Letter, (B) as may be required on an emergency basis or as may be otherwise necessary for the maintenance of existing facilities, machinery and equipment in good operating condition and repair in the ordinary course of business, as reflected in the capital plan of the Company previously provided to Parent or (C) to the extent covered by insurance proceeds;
          (vi) other than in the ordinary course of business consistent with past practice, incur any net increase in long-term indebtedness (whether evidenced by a note or other instrument, pursuant to a financing lease, sale-leaseback transaction, or otherwise) from that existing on the date hereof or incur any net increase in short-term indebtedness from that existing on the date hereof other than up to $1 million in the aggregate of (A) short-term indebtedness under lines of credit existing on the date of this Agreement, (B) letters of credit, surety bonds, guarantees of indebtedness for borrowed money and security time deposits and (C) indebtedness relating to the reborrowing of amounts repaid;
          (vii) other that the creation of and payment in respect of the Retention Pool and the payment of 2009 annual bonuses to Company Employees on December 15, 2009 as described in Section 5.12(e), other than to the extent required under Company Benefit Plans in effect on the date hereof, and other than as permitted by Section 4.1(a)(ii), (A) grant any increase in the compensation or benefits payable or to become payable by the Company or any Company Subsidiary to any current or former director or consultant of the Company or any Company Subsidiary, (B) other than in the ordinary course of business consistent with past practice, grant any increase in the compensation or benefits payable or to become payable by the Company or any Company Subsidiary to any officer or employee of the Company or any Company Subsidiary, (C) adopt, enter into, amend or otherwise increase, reprice or accelerate the payment or vesting of the amounts, benefits or rights payable or accrued or to become payable or accrued under any Company Benefit Plan, (D) enter into or amend any employment, bonus, severance, change in control, retention or any similar agreement or any collective bargaining agreement or, grant any severance, bonus, termination, or retention pay to any officer, director, consultant or employee of the Company or any Company Subsidiaries (other than amendments to a Company Benefit Plan that do not individually or in the aggregate materially increase the cost to the Company or any Company Subsidiary of maintaining such Company Benefit Plan) or (E) pay or award any pension, retirement allowance or other non-equity incentive awards, or other employee or director benefit not required by any outstanding Company Benefit Plan;
          (viii) change the accounting principles used by it unless required by GAAP, applicable Law or regulatory guidelines (or, if applicable with respect to foreign subsidiaries, the relevant foreign generally accepted accounting principles);
          (ix) acquire by merging or consolidating with, by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire any material amount of assets of any other person (other than the purchase of assets from suppliers or vendors in the ordinary course of business consistent with past practice);
          (x) except in the ordinary course of business consistent with past practice, make, change or rescind any material express or deemed election with respect to Taxes, settle or compromise any material claim or action relating to Taxes, or change any of its methods of accounting or of reporting income or deductions for Tax purposes in any material respect;
          (xi) satisfy any claims or liabilities, other than satisfaction in the ordinary course of business consistent with past practice, or in an amount not to exceed the sum of $250,000 (net of insurance and indemnification payments payable to the Company or any Company Subsidiary) per fiscal quarter plus the amount of the aggregate liabilities reflected or reserved against in, or contemplated by, the consolidated financial statements (or the notes thereto) of the Company included in the Recent SEC Reports or incurred in the ordinary course of business consistent with past practice since the date of the Recent SEC Reports;
          (xii) make any loans, advances or capital contributions to, or investments in, any other person, except (A) loans, advances, capital contributions or investments between any wholly owned Company Subsidiary and the Company or another wholly owned Company Subsidiary, (B) advances for employees, contractors and consultants in the ordinary course of business consistent with past practice and (C) as required by existing contracts;

          (xiii) other than in the ordinary course of business consistent with past practice, (A) modify, amend or terminate any Company Material Contract (for purposes of this clause (xiii), “Company Material Contract” shall mean each contract, arrangement, commitment or understanding to which the Company or a Company Subsidiary is a party to or is bound (w) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC); (x) that contains covenants that limit the ability of the Company or any of the Company Subsidiaries (or which, following the consummation of the Merger, could restrict the ability of the Surviving Company or any of its affiliates) to compete in any business or with any person or in any geographic area or distribution or sales channel, or to sell, supply or distribute any service or product, in each case, that could reasonably be expected to be material to the business of the Company and the Company Subsidiaries, taken as a whole; (y) for the top three business units of the Company and its subsidiaries that is a top three customer or a top three raw material supplier, in each case in terms of dollar amount, relating to making payments or receipt of payments during fiscal year 2009; or (z) which would prohibit or delay the consummation of any of the transactions contemplated by this Agreement), (B) waive, release, relinquish or assign any Company Material Contract (or any of the Company’s or any Company Subsidiary’s rights thereunder) or any right or claim that is material to the Company and the Company Subsidiaries, taken as a whole, or (C) cancel or forgive any indebtedness owed to the Company or any Company Subsidiary; provided, however, that, subject to Section 5.10, the Company may not under any circumstance waive or release any of its rights under any confidentiality agreement to which it is a party that was not entered into in the ordinary course of business consistent with past practice and/or any standstill agreement to which it is a party;
          (xiv) except to the extent necessary or customary to take any actions that the Company or any third party would otherwise be permitted to take pursuant to Section 4.2 (and in each case only in accordance with the terms of Section 4.2), take any action to exempt or not make subject to the provisions of Article 13.03 of the TBCA or Section 21.606 of the TBOC, as applicable, or any other state takeover Law or state Law that purports to limit or restrict business combinations or the ability to acquire or vote shares, any person (other than Parent and the Parent Subsidiaries), or any action taken thereby, which person or action would have otherwise been subject to the restrictive provisions thereof and not exempt therefrom; or
          (xv) authorize, commit or agree to take any of the foregoing actions.
          (b) Conduct of Business by Parent. Except (v) as set forth on Section 4.1(b) of the Parent Disclosure Letter, (w) as required by applicable Law, (x) as permitted or contemplated by this Agreement, (y) as consented to in writing by the Company (such consent not to be unreasonably withheld, delayed or conditioned) or (z) for transactions between or among Parent and the Parent Subsidiaries, during the period from the date of this Agreement to the Effective Time, Parent shall, and shall cause the Parent Subsidiaries to, carry on their respective businesses in all material respects in accordance with their ordinary course consistent with past practice and in compliance in all material respects with all applicable Laws and, to the extent consistent therewith, use reasonable best efforts to preserve intact their current business organizations, keep available the services of their key officers and other significant managers and preserve their business relationships with significant customers, suppliers, distributors and other persons having business dealings with them; provided, however, that no action by Parent or any Parent Subsidiary with respect to matters specifically addressed by any other provision of this Section 4.1 shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision. Without limiting the generality of the foregoing, except (v) as set forth on Section 4.1(b) of the Parent Disclosure Letter, (w) as required by applicable Law, (x) as otherwise contemplated by this Agreement, (y) as consented to in writing by Company (such consent not to be unreasonably withheld, delayed or conditioned) or (z) for transactions between or among Parent and the Parent Subsidiaries, during the period from the date of this Agreement to the Effective Time, Parent shall not and shall not permit any Parent Subsidiary to:
          (i) (A) other than dividends and distributions by a direct or indirect wholly owned Parent Subsidiary to its parent, and other than regular quarterly cash dividends with respect to Parent Common Stock not in excess of $0.15 per share of Parent Common Stock, declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, (B) split, combine or reclassify any of its capital stock or (C) except pursuant to agreements entered into with respect to the Parent Stock Plan that is in effect as of the close of business on the date of this Agreement, purchase, redeem or otherwise acquire any shares of capital stock of Parent or any of the Parent Subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities which, for the avoidance of doubt, shall not restrict any cashless exercises or similar transactions pursuant to an exercise of Parent Stock Options or other awards issued and outstanding under the Parent Stock Plan;
          (ii) issue or authorize the issuance of, deliver, sell, pledge or otherwise encumber or subject to any Lien (except Permitted Liens), any shares of its capital stock (or any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock), any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, other than the issuance and delivery of shares of Parent Common Stock upon the exercise of the Parent Stock Options under the Parent Stock Plan or in connection with other awards under the Parent Stock Plan outstanding as of the date of this Agreement, and in accordance with their present terms;
          (iii) (A) amend its certificate of incorporation or bylaws (or other comparable organizational documents), or (B) in the case of Parent, merge or consolidate with any person other than another Parent Entity;
          (iv) change the accounting principles used by it unless required by GAAP, applicable Law or regulatory guidelines (or, if applicable with respect to foreign subsidiaries, the relevant foreign generally accepted accounting principles);
          (v) except in the ordinary course of business consistent with past practice, make, change or rescind any material express or deemed election with respect to Taxes, settle or compromise any material claim or action relating to Taxes, or change any of its methods of accounting or of reporting income or deductions for Tax purposes in any material respect, or take any action (or fail to take any action) that could reasonably result in Merger Sub being treated for United States federal tax purposes as an entity that is not disregarded as separate from Parent under Treasury Regulations Section 301.7701-3(b)(1)(ii);
          (vi) satisfy any claims or liabilities, other than satisfaction in the ordinary course of business consistent with past practice, or in an amount not to exceed the sum of $750,000 in the aggregate (net of insurance and indemnification payments payable to Parent or any Parent Subsidiary) plus the amount of the aggregate liabilities reflected or reserved against in, or contemplated by, the consolidated financial statements (or the notes thereto) of Parent included in the Recent Parent SEC Reports or incurred in the ordinary course of business consistent with past practice since the date of the Recent Parent SEC Reports; or
          (vii) authorize, commit or agree to take any of the foregoing actions.
          (c) Conduct of Business by Merger Sub. During the period from the date of this Agreement to the Effective Time, Merger Sub shall not engage in any activities of any nature except as provided in or contemplated by this Agreement.
          (d) Advice of Changes. Each of the Company, Parent and Merger Sub shall promptly advise the other parties to this Agreement orally and in writing to the extent it has knowledge of any change or event having, or which, insofar as can reasonably be foreseen would reasonably be expected to have or result in a material adverse effect on such party or the ability of the conditions set forth in Article VI to be satisfied before the Outside Date; provided, however, that no such notification will affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement and no failure to comply with this Section 4.1(d) shall be taken into account for purposes of determining whether the conditions to Closing have been satisfied.
          Section 4.2 No Solicitation by the Company.
          (a) Company Takeover Proposal. The Company shall, and shall cause the Company Subsidiaries and its and their respective officers, directors, employees, financial advisors, attorneys, accountants and other advisors, investment bankers, representatives and agents (collectively, the “Company Representatives”) to, immediately cease and cause to be terminated immediately all existing activities, discussions and negotiations with any parties conducted heretofore with respect to, or that could reasonably be expected to lead to, any Company Takeover Proposal. From and after the date of this Agreement, the Company shall not, nor shall it permit any of the Company Subsidiaries to, nor shall it authorize or permit any of the Company Representatives to, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing nonpublic information), or take any other action designed to facilitate, any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to, a Company Takeover Proposal, (ii) enter into any Acquisition Agreement or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement, or (iii) initiate or participate in any way in any discussions or negotiations regarding, or furnish or disclose to any person (other than a party hereto) any nonpublic information with respect to, or take any other action to knowingly facilitate or further any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to, any Company Takeover Proposal (other than contacting or engaging in discussions with the person making a Company Takeover Proposal or its representatives for the sole purpose of clarifying such Company Takeover Proposal); provided, however, that, at any time prior to obtaining the Company Stockholder Approval, in response to an unsolicited bona fide written Company Takeover Proposal that the Board of Directors of the Company determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) constitutes or could reasonably be expected to lead to a Superior Proposal, and which Company Takeover Proposal was made after the date hereof and did not otherwise result from a breach of this Section 4.2 (other than from an immaterial breach of this Section 4.2, the effect of which is not material), the Company may, subject to compliance with Section 4.2(c), (i) furnish information with respect to the Company and the Company Subsidiaries to the person making such Company Takeover Proposal (and its representatives) pursuant to a customary confidentiality agreement not less restrictive of such person than the Confidentiality Agreement; provided, however, that the substance of all such information has previously been provided to Parent or is provided to Parent prior to or substantially concurrent with the time it is provided to such person, (ii) participate in discussions or negotiations with the person making such Company Takeover Proposal (and its representatives) regarding such Company Takeover Proposal and (iii) take any action permitted by Section 5.10. Without limiting the foregoing, the parties agree that any violation of the restrictions set forth in this Section 4.2(a) by any Company Representative, whether or not such person is purporting to act on behalf of the Company or any Company Subsidiary or otherwise, shall be deemed to be a breach of this Section 4.2 by the Company.
          (b) Definitions. As used herein, (i) “Superior Proposal” means a bona fide written proposal from any person to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, for consideration consisting of cash and/or securities, at least 75% of the combined voting power of the Company then outstanding or 75% of the assets of the Company (including stock of its subsidiaries) that the Board of Directors of the Company determines in its good faith judgment (after consulting with outside counsel and a nationally recognized investment banking firm), taking into account all legal, financial and regulatory and other aspects of the proposal and the person making the proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation), would be more favorable to the stockholders of the Company than the transactions contemplated by this Agreement (including any adjustment to the terms and conditions proposed by Parent in response to such Company Takeover Proposal) and is reasonably capable of being consummated on the terms proposed and (ii) “Company Takeover Proposal” means any inquiry, proposal or offer from any person (other than Parent and its affiliates) relating to any (A) direct or indirect acquisition or purchase of a business that constitutes 25% or more of the net revenues, net income or the assets of the Company and the Company Subsidiaries, taken as a whole, (B) direct or indirect acquisition or purchase of 25% or more of any class of equity securities of the Company, (C) any tender offer or exchange offer that if consummated would result in any person beneficially owning 25% or more of the voting equity securities of the Company, or (D) any merger, consolidation, business combination, asset purchase, recapitalization or similar transaction involving the Company, in each case, other than the transactions contemplated by this Agreement.

          (c) Actions by the Company. Neither the Board of Directors of the Company nor any committee thereof shall (i) (A) withdraw (or modify in a manner adverse to Parent), or publicly propose to withdraw (or modify in a manner adverse to Parent), the approval, recommendation or declaration of advisability by such Board of Directors or any such committee thereof of this Agreement, the Merger or the other transactions contemplated by this Agreement or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Company Takeover Proposal (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”) or (ii) approve or recommend, or propose publicly to approve or recommend, or allow the Company or any of the Company Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting or related to, or that is intended to or could reasonably be expected to lead to, any Company Takeover Proposal (other than a confidentiality agreement referred to in Section 4.2(a)) (an “Acquisition Agreement”). Notwithstanding anything in this Agreement to the contrary, if, prior to obtaining the Company Stockholder Approval, the Board of Directors of the Company determines in good faith that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law, it may (A) terminate this Agreement pursuant to Section 7.1(d)(ii) and cause the Company to enter into an Acquisition Agreement with respect to a Superior Proposal (which was made after the date hereof and did not otherwise result from a breach of this Section 4.2) or (B) make a Company Adverse Recommendation Change, if: (i) the Company provides written notice (a “Notice of Adverse Recommendation”) advising Parent that the Board of Directors of the Company intends to take such action and specifying the reasons therefor, including, if applicable, the terms and conditions of any Superior Proposal that is the basis of the proposed action by the Board of Directors (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new Notice of Adverse Recommendation); (ii) for a period of five Business Days following Parent’s receipt of a Notice of Adverse Recommendation the Company negotiates with Parent in good faith to make such adjustments to the terms and conditions of this Agreement as would enable the Company to proceed with its recommendation of this Agreement and the Merger and not make such Company Adverse Recommendation Change (it being understood that such negotiation need not be exclusive); and (iii) if applicable, at the end of such five Business Day period, the Board of Directors of the Company continues to believe that the Company Takeover Proposal, if any, constitutes a Superior Proposal (after taking into account such adjustments to the terms and conditions of this Agreement). No Company Adverse Recommendation Change shall change the approval of the Board of Directors of the Company for purposes of causing any state takeover Law (including Article 13.03 of the TBCA or Section 21.606 of the TBOC) or other similar state Law that purports to limit or restrict business combinations to be inapplicable to the Merger and the other transactions contemplated by this Agreement.
          (d) Notice of Company Takeover Proposal. From and after the date of this Agreement, the Company shall promptly (but in any event within two calendar days) notify Parent and Merger Sub in writing of the receipt, directly or indirectly, of a Company Takeover Proposal, any request for non-public information relating to any of the Company Entities by any person that informs the Company or any Company Representative that such person is considering making, or has made, a Company Takeover Proposal, or any request for discussions or negotiations relating to a possible Company Takeover Proposal. Such notice shall be made orally and confirmed in writing, and shall indicate the material terms and conditions thereof and the identity of the other party or parties involved and promptly furnish to Parent and Merger Sub a copy of any such written inquiry, request or proposal. The Company agrees that it shall keep Parent reasonably informed in all material respects of the status (including amendments or proposed amendments) of any such request, Company Takeover Proposal or inquiry and keep Parent fully informed in all material respects as to any information requested of or provided by the Company and as to all discussions or negotiations with respect to any such request, Company Takeover Proposal or inquiry, including by providing a copy of all material documentation or correspondence relating thereto.
          (e) Rule 14e-2(a), Rule 14d-9 and Other Applicable Law. Nothing contained in this Section 4.2 shall prohibit the Company or its Board of Directors from (i) taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or (ii) making any disclosure to the stockholders of the Company if, in the good faith judgment of the Board of Directors (after consultation with outside counsel), the failure to make such disclosure would be reasonably likely to violate the Company’s or the Board of Directors’ obligations under applicable Law; provided, however, that compliance with such rules and Laws shall not in any way limit or modify the effect that any action taken pursuant to such rules and Laws has under any other provision of this Agreement, including that such compliance could result in a Company Adverse Recommendation Change; provided, that notwithstanding anything herein to the contrary, any “stop-look-and-listen” communication to the Company’s stockholders pursuant to Rule 14d-9(f) under the Exchange Act shall not in and of itself be considered a Company Adverse Recommendation Change.
          (f) Return or Destruction of Confidential Information. The Company agrees that within five Business Days following the execution of this Agreement it shall request each person which has at any time after January 1, 2009 executed a confidentiality agreement in connection with such person’s consideration of acquiring the Company to return or destroy all confidential information heretofore furnished to such person by or on the Company’s behalf.
ARTICLE V
ADDITIONAL AGREEMENTS
          Section 5.1 Preparation of the Form S-4 and the Proxy Statement; Company Stockholders Meeting.
          (a) Form S-4 and Proxy Statement. As promptly as practicable following the date of this Agreement, and in any event within 20 Business Days following the date of this Agreement, the Company and Parent shall prepare and file with the SEC the Proxy Statement and Parent shall prepare and file with the SEC the Form S-4, in which the Proxy Statement will be included as a prospectus. Each of the Company and Parent shall use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and to maintain the effectiveness of the Form S-4 through the Effective Time and to ensure that it complies in all material respects with the applicable provisions of the Securities Act and the Exchange Act. The Company shall use reasonable best efforts to cause the Proxy Statement to be mailed to the Company’s stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or to file a general consent to service of process) required to be taken under any applicable state securities Laws in connection with the issuance of Parent Common Stock in the Merger and the Company shall furnish all information concerning the Company and the holders of the Company Common Stock as may be reasonably requested in connection with any such action. The Company, in connection with a Company Adverse Recommendation Change, may amend or supplement the Form S-4 or Proxy Statement (including by incorporation by reference) to effect such a Company Adverse Recommendation Change. No filing of, or amendment or supplement to, the Form S-4 will be made by Parent, and no filing of, or amendment or supplement to the Proxy Statement will be made by the Company or Parent, in each case, without providing the other party and its respective counsel the reasonable opportunity to review and comment thereon and giving due consideration to such comments. The parties shall notify each other promptly of the receipt of any comments from the SEC or its staff and any request by the SEC or its staff for amendments or supplements to the Proxy Statement or the Form S-4 or for additional information and shall supply each other with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC or its staff on the other hand, with respect to the Proxy Statement, the Form S-4 or the Merger. Parent will advise the Company, promptly after it receives notice thereof, of the time when the Form S-4 has become effective, the issuance of any stop order or the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction. If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective affiliates, officers or directors, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Form S-4 or the Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information must be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of the Company.
          (b) Company Stockholders Meeting.
          The Company shall, as soon as practicable following the date of this Agreement, duly call, give notice of, convene and hold, at its option, either an annual or special meeting of its stockholders (the “Company Stockholders Meeting”) in accordance with applicable Law, the Company Charter and Company Bylaws for the purpose of obtaining the Company Stockholder Approval and, in the case of an annual meeting of stockholders, for the such other purposes as may be appropriate for an annual meeting of stockholders. Subject to Section 4.2(c), the Company shall, (A) through the Board of Directors of the Company, recommend to its stockholders the approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby and include in the Proxy Statement such recommendation and (B) use its reasonable best efforts to solicit and obtain such approval and adoption. The Company shall ensure that the Company Stockholders Meeting is called, noticed, convened, held and conducted, and that all proxies solicited in connection with the Company Stockholders Meeting are solicited in compliance with applicable Law, the rules of the Nasdaq and the Company Charter and the Company Bylaws. Without limiting the generality of the foregoing, subject to its rights under Section 4.2(c), the Company agrees that its obligations pursuant to the first sentence of this

Section 5.1(b) shall not be affected by any Company Adverse Recommendation Change or the commencement, public proposal, public disclosure or communication to the Company or its stockholders of any Company Takeover Proposal. The Company shall provide Parent with the Company’s stockholder list as and when requested by Parent, including at any time and from time to time following a Company Adverse Recommendation Change.
          Notwithstanding anything to the contrary contained in this Agreement, the Company, after consultation with Parent, may adjourn or postpone the Company Stockholders Meeting (A) to the extent it believes in good faith it is necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to its stockholders, (B) if, as of the time for which the Company Stockholders Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock, as applicable, represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such meeting or (C) to the extent it believes in good faith it is necessary to solicit additional votes in order to obtain the Company Stockholder Approval; provided, however, that any such adjournment or postponement shall not exceed ten Business Days.
          Section 5.2 Access to Information; Confidentiality.
          (a) To the extent permitted by applicable Law and subject to the agreement, dated June 30, 2009, between the Company and Parent (the “Confidentiality Agreement”), the Company shall, and shall cause the Company Subsidiaries to, afford to the Parent Representatives reasonable access, during normal business hours during the period prior to the Effective Time, to all of the Company Entities’ properties, books, contracts, commitments, personnel and records and all other information concerning their business, properties and personnel as Parent or Merger Sub may reasonably request. Parent and Merger Sub shall hold, and shall cause their respective affiliates and the Parent Representatives to hold, any nonpublic information in accordance with the terms of the Confidentiality Agreement. Notwithstanding the foregoing, neither the Company nor any Company Subsidiary shall be obligated to provide any such access or information to the extent that doing so (x) may cause a waiver of an attorney-client privilege or loss of attorney work product protection, (y) would violate a confidentiality obligation to any person or (z) would be materially disruptive to the business or operations of the Company or the Company Subsidiaries, provided, that the Company shall use commercially reasonable efforts to provide such access or information in a manner that avoids or removes the impediments described in clauses (x), (y) and (z). Parent agrees that it shall not, and shall cause its respective representatives not to, use any information obtained pursuant to this Section 5.2 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement.
          (b) To the extent permitted by applicable Law and subject to the Confidentiality Agreement, Parent shall, and shall cause the Parent Subsidiaries to, afford to the Company Representatives reasonable access, during normal business hours during the period prior to the Effective Time, to all of the Parent Entities’ properties, books, contracts, commitments, personnel and records and all other information concerning their business, properties and personnel as the Company may reasonably request. The Company shall hold, and shall cause their respective affiliates and the Parent Representatives to hold, any nonpublic information in accordance with the terms of the Confidentiality Agreement. Notwithstanding the foregoing, neither Parent nor any Parent Subsidiary shall be obligated to provide any such access or information to the extent that doing so (x) may cause a waiver of an attorney-client privilege or loss of attorney work product protection, (y) would violate a confidentiality obligation to any person or (z) would be materially disruptive to the business or operations of Parent, provided, that Parent shall use commercially reasonable efforts to provide such access or information in a manner that avoids or removes the impediments described in clauses (x), (y) and (z). The Company agrees that it shall not, and shall cause its respective representatives not to, use any information obtained pursuant to this Section 5.2 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement.
          Section 5.3 Reasonable Best Efforts; Cooperation.
          (a) Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement, including Section 5.3(d), each of the parties agrees to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement and to obtain satisfaction of the conditions precedent to the Merger, including (i) the obtaining of all necessary actions or nonactions, waivers, clearances, consents and approvals from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, and (iii) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. For purposes of this Agreement, reasonable best efforts shall not require the parties to (i) sell, hold separate or otherwise dispose of or conduct the business of the Company, Parent and/or any of their respective affiliates in a manner which would resolve such objections or suits, (ii) agree to sell, hold separate or otherwise dispose of or conduct the business of the Company, Parent and/or any of their respective affiliates in a manner which would resolve such objections or suits, (iii) permit the sale, holding separate or other disposition of, any of the assets of the Company, Parent and/or any of their respective affiliates or the execution of any agreement or order to do so, and (iv) conduct the business of the Company, Parent and/or any of their respective affiliates in a manner which would resolve such objections or suits, except to the extent any such action described in clauses (i) through (iv) would not reasonably be expected to materially impair the benefits each of Parent and the Company reasonably expects to be derived from the combination of Parent and the Company through the Merger. In furtherance and not in limitation of the foregoing, each of Parent and the Company agrees to make an appropriate filing under HSR with respect to the transactions contemplated hereby as promptly as practicable and in any event within fifteen Business Days following the date hereof and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable.
          (b) No Takeover Statutes Apply. In connection with and without limiting the foregoing, the Company, Parent and Merger Sub shall (i) take all action reasonably necessary to ensure that no Takeover Statute or similar Law is or becomes applicable to the Merger, this Agreement or any of the other transactions contemplated hereby and (ii) if any Takeover Statute or similar Law becomes applicable to the Merger, this Agreement or any of the other transactions contemplated hereby, take all action reasonably necessary to ensure that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Law on the Merger and the other transactions contemplated by this Agreement.
          (c) Opinions Regarding Tax Treatment. Parent and the Company shall cooperate with each other in obtaining the opinions of Jones Day, counsel to Parent, for the benefit of Parent, and Baker Botts L.L.P., counsel to the Company, for the benefit of the Company’s stockholders, respectively, dated as of the Closing Date, to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code and Treasury Regulations. In connection therewith, each of Parent and the Company shall deliver to Jones Day and Baker Botts L.L.P. customary representation letters in form and substance reasonably satisfactory to such counsel, and at such time or times that may be reasonably requested by such counsel (the representation letters referred to in this sentence are collectively referred to as the “Tax Certificates”).
          (d) Information Cooperation. In connection with the efforts referenced in Section 5.3(a) to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under the HSR Act, and to obtain all such approvals and authorizations under any other applicable Antitrust Law, including those contemplated by Section 6.1(e), each of Parent and the Company shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (ii) keep the other party promptly informed in all material respects of any material communication (and, if in writing, provide a copy of such communication) received by such party from, or given by such party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice or any other Governmental Entity and of any material communication (and if in writing, provide a copy of such communication) received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby, (iii) permit the other party to review any material communication given by it to, and consult with each other in advance of any meeting or conference with, any such Governmental Entity or in connection with any proceeding by a private party, (iv) consult and cooperate with the other party and consider in good faith the views of the other party in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions or proposals made or submitted by or on behalf of the Company, Parent or any of their respective affiliates to any such Governmental Entity or private party and (v) not participate in any substantive meeting or have any substantive communication with any Governmental Entity unless it has given the other parties a reasonable opportunity to consult with it in advance and, to the extent permitted by such Governmental Entity, gives the other the opportunity to attend and participate therein. Subject to the Confidentiality Agreement and any attorney-client, work product or other privilege, each of the parties hereto will coordinate and cooperate fully with the other parties hereto in exchanging such information and providing such assistance as such other parties may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods under the HSR Act. Any competitively sensitive information that is disclosed pursuant to this Section 5.3(d) will be limited to each of Parent’s and the Company’s respective counsel pursuant to a separate customary confidentiality agreement.

          (e) In furtherance and not in limitation of the covenants of the parties contained in this Section 5.3, if any objections are asserted with respect to the transactions contemplated hereby under any Antitrust Law or if any suit is instituted or threatened to be instituted by any Governmental Entity or any private party challenging any of the transactions contemplated hereby as violative of any Law or which would otherwise prevent, impede or delay the consummation of the Merger or the other transactions contemplated hereby, each of Parent, Merger Sub and the Company shall use reasonable best efforts to resolve any such objections or suits so as to permit the consummation of the Merger and the other transactions contemplated by this Agreement as promptly as reasonably practicable. Neither the Company nor Parent shall, and they shall cause their respective subsidiaries not to, acquire or agree to acquire any assets, business, securities, person or subdivision thereof, if the entering into of a definitive agreement relating to or the consummation of such acquisition could reasonably be expected to materially delay or materially increase the risk of not obtaining the applicable action, nonaction, waiver, clearance, consent or approval with respect to the transactions contemplated by this Agreement under any Antitrust Laws.
          Section 5.4 Stock Options and Restricted Stock.
          (a) Prior to the Effective Time, the Company and the Company Board of Directors will take (or will cause to be taken) all actions necessary (including providing such notices, adopting such amendments to the Company Stock Plans and taking such other actions as are reasonably requested by Parent) such that:
          (i) All Company Stock Options that are not otherwise exercisable will become exercisable and, if elected by the holder, will be exercised effective as of immediately prior to the Effective Time, with the effect that the Company Common Stock into which they are converted will be deemed for all purposes to be issued and outstanding immediately prior to the Effective Time.
          (ii) Without limiting the generality or effect of Section 5.4(a)(i), the holders of all Company Stock Options will be notified that Company Stock Options may be exercised at any time during the period that commences on the date of this Agreement and ends on the day before the Effective Time (the “Exercise Period”), provided that (A) any such exercise, to the extent that it relates to a Company Stock Option that would become exercisable only at the Effective Time, will be contingent until, and will become effective only upon, the occurrence of the Effective Time and (B) no Company Stock Option may be exercised after the Exercise Period.
          (iii) Company Stock Options that are not exercised before the end of the Exercise Period will terminate at the Effective Time and the holders thereof will be entitled to the payments provided for in Section 2.1(e).
          (iv) All Company Stock Plans will terminate at the Effective Time.
          (b) Restricted Shares. At the Effective Time, each outstanding unvested share of restricted Company Common Stock issued under a Company Stock Plan (each, a “Restricted Share”) shall become vested and no longer subject to restrictions, and as a result shall be considered a share of Company Common Stock for purposes of Section 2.1.

          (c) Withholding. All amounts payable pursuant to this Section 5.4 shall be subject to any required withholding of federal, state, local or foreign taxes and shall be paid without interest.
          Section 5.5 Indemnification.
          (a) Rights Assumed by Surviving Company. Parent agrees that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (including any matters arising in connection with the transactions contemplated by this Agreement) now existing in favor of the current or former directors, officers or employees of the Company and the Company Subsidiaries as provided in their respective articles of incorporation, bylaws (or comparable organizational documents) or in any agreement between the Company or any Company Subsidiary, on the one hand, and any current or former director, officer or employee of the Company or any Company Subsidiary, on the other hand, will be assumed by the Surviving Company without further action, as of the Effective Time, and will survive the Merger and will continue in full force and effect in accordance with their terms and such rights will not be amended, or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights of individuals who on or prior to the Effective Time were directors, officers, employees or agents of the Company, unless such modification is required by Law. In the event that any claim for indemnification is asserted or made prior to the Effective Time or within such six-year period, all rights to indemnification in respect of such claim shall continue until the final disposition of such claim.
          (b) Indemnification Under this Agreement. From and after the Effective Time, Parent and the Surviving Company shall, to the fullest extent permitted under applicable Law in effect on the date hereof or provided under the articles of incorporation, bylaws (or comparable organizational documents) or agreements of the type described in Section 5.5(a) as of the Effective Time, indemnify, defend, hold harmless and advance expenses to each present and former director and officer of the Company (including any director or officer of the Company who is or was serving at the request of the Company as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise) (collectively, the “Indemnified Parties”) against all costs and expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, inquiries, liabilities and settlement amounts paid in connection with any threatened or actual claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission in their capacity as such (including any claim arising out of this Agreement, the Merger or any of the transactions contemplated by this Agreement), whether occurring before or after the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, for a period of six years after the Effective Time (and shall pay any expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the fullest extent permitted under applicable Law, upon receipt from the Indemnified Party to whom expenses are advanced of any undertaking to repay such advances required under applicable Law). In the event of any such claim, action, suit, proceeding or investigation, (i) the Indemnified Parties may retain counsel (including local counsel) satisfactory to them, the reasonable fees and expenses of which shall be paid by Parent and the Surviving Company promptly after statements therefor are received and

(ii) Parent and the Surviving Company shall cooperate in or use reasonable best efforts in the vigorous defense of any such matter; provided, however, that Parent and the Surviving Company shall not be liable for any settlement effected without their respective written consent (which consent shall not be unreasonably withheld, delayed or conditioned); and provided, further, that the Surviving Company shall not be obligated pursuant to this subsection (b) to pay the reasonable fees and expenses of more than one counsel (plus appropriate local counsel) for all Indemnified Parties in any single action unless there is, as determined by counsel to the Indemnified Parties, under applicable standards of professional conduct, a conflict or a reasonable likelihood of a conflict on any significant issue between the positions of any two or more Indemnified Parties, in which case such additional counsel (including local counsel) as may be required to avoid any such conflict or likely conflict may be retained by the Indemnified Parties at the expense of the Surviving Company. The Surviving Company shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 5.5.
          (c) Successors and Assigns of Surviving Company. In the event that the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision will be made so that the successors and assigns of the Surviving Company assume the obligations set forth in this Section 5.5.
          (d) Continuing Coverage. From the Effective Time and for a period of six years thereafter, Parent and the Surviving Company shall maintain in effect directors’ and officers’ liability insurance covering acts or omissions occurring prior to the Effective Time with respect to those persons who are currently covered by the Company’s directors’ and officers’ liability insurance policy (a copy of which has been heretofore delivered to Parent) on terms with respect to such coverage and amount no less favorable than those of such current insurance coverage; provided, however, that in no event will Parent or the Surviving Company be required to expend in any one year an amount in excess of 300% of the annual premiums currently paid by the Company for such insurance (the “Maximum Premium”); and provided, further, that, if the annual premiums of such insurance coverage exceed such amount, Parent will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount; and provided, further, however, that at Parent’s option in lieu of the foregoing insurance coverage, the Surviving Company or Parent may purchase six-year “tail” insurance coverage that provides coverage identical in all material respects to the coverage described above. Notwithstanding anything herein to the contrary, if two Business Days prior to the Effective Time, Parent has not completed the actions contemplated by the last proviso of the preceding sentence, the Company may, with prior notice to Parent, purchase six-year “tail” insurance coverage that provides coverage identical in all material respects to the coverage described above, provided that the Company does not pay in excess of the Maximum Premium.
          (e) Intended Beneficiaries. The provisions of this Section 5.5 are (i) intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs and his or her representatives and, in the case of Section 5.5(a), current and former directors and officers of the Company and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise. The provisions of this Section 5.5 shall survive the consummation of the Merger and expressly are intended to benefit each of the Indemnified Parties.
          Section 5.6 Public Announcements. Parent and the Company shall consult with each other before holding any press conferences, analysts calls or other meetings or discussions and before issuing any press release or other public announcements with respect to the transactions contemplated by this Agreement, including the Merger. The parties will provide each other the opportunity to review and comment upon any press release or other public announcement or statement with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or other public announcement or statement prior to such consultation, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange, including the Nasdaq. The parties agree that the initial press release or releases to be issued with respect to the transactions contemplated by this Agreement shall be mutually agreed upon prior to the issuance thereof. Notwithstanding the foregoing, Parent and the Company may respond to inquiries from securities analysts and the news media to the extent necessary to respond to such inquiries, provided that such responses are in compliance with applicable securities laws and inform the other party of such discussion.
          Section 5.7 Nasdaq Listing. Parent shall use its reasonable best efforts to cause the Parent Common Stock issuable to the Company’s stockholders as contemplated by this Agreement to be approved for listing on the Nasdaq, subject to official notice of issuance, as promptly as practicable after the date of this Agreement, and in any event prior to the Closing Date.
          Section 5.8 Stockholder Litigation. The parties to this Agreement shall cooperate and consult with one another, to the fullest extent possible, subject to entering into a customary joint defense agreement, in connection with any stockholder litigation against any of them or any of their respective directors or officers with respect to the transactions contemplated by this Agreement. In furtherance of and without in any way limiting the foregoing, each of the parties shall upon the terms and subject to the conditions contained in this Agreement use its respective reasonable best efforts to prevail in such litigation so as to permit the consummation of the transactions contemplated by this Agreement in the manner contemplated by this Agreement. Notwithstanding the foregoing, the Company agrees that it will not compromise or settle any litigation commenced against it or its directors or officers relating to this Agreement or the transactions contemplated hereby (including the Merger) for payments in excess of $500,000 from any source (including insurance) without Parent’s prior written consent, which shall not be unreasonably withheld.
          Section 5.9 Tax Treatment. Each of Parent, Merger Sub and the Company shall use its reasonable best efforts to cause the Merger to qualify as a reorganization under the provisions of Section 368(a) of the Code and Treasury Regulations and to obtain the opinions of counsel referred to in Sections 6.2(d) and 6.3(d), including forbearing from taking any action (or failing to take any action) that could reasonably be expected to cause the Merger to fail to so qualify or that could reasonably be expected to cause to be untrue, incorrect or incomplete any statement or representation made in their respective Tax Certificates. Parent, Merger Sub and the Company agree to file all Tax Returns consistent with the treatment of the Merger as a reorganization within the meaning of Section 368(a) of the Code and, in particular, as a transaction described in Section 368(a)(1)(A) of the Code and Treasury Regulations Section 1.368-2(b)(1)(ii).
          Section 5.10 Standstill Agreements; Confidentiality Agreements. During the period from the date of this Agreement through the Effective Time, neither Parent nor the Company shall terminate, amend, modify or waive any provision of any confidentiality or standstill agreement to which Parent or any of the Parent Subsidiaries, or the Company or any of the Company Subsidiaries, as applicable, is a party, other than (a) the Confidentiality Agreement, pursuant to its terms or by written agreement of the parties thereto, (b) confidentiality agreements under which Parent or the Company, as applicable, does not provide any confidential information to third parties, (c) standstill agreements that do not relate to the equity securities of Parent or any of the Parent Subsidiaries, or the Company or any of the Company Subsidiaries, as applicable or (d) to the extent consistent with or necessary to take any actions that the Company or any third party would otherwise be permitted to take pursuant to Section 4.2. During such period, except to the extent any such agreement is terminated, amended, modified or any provision thereof waived in accordance with the preceding sentence, Parent and the Company shall enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreement, including by obtaining injunctions to prevent any breaches of such agreements and by enforcing specifically the terms and provisions thereof in any court of competent jurisdiction.
          Section 5.11 Section 16(b). Parent and the Company shall take all steps reasonably necessary to cause the transactions contemplated hereby and any other dispositions of equity securities of the Company (including derivative securities) or acquisitions of Parent equity securities (including derivative securities) in connection with this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 under the Exchange Act.
          Section 5.12 Employee Benefit Matters.
          (a) Company Obligations. The Company shall adopt such amendments to the Company Benefit Plans as requested by Parent and as may be necessary to ensure that Company Benefit Plans cover only employees and former employees (and their dependents and beneficiaries) of the Company and the Company Subsidiaries following the consummation of the transactions contemplated by this Agreement. With respect to any Company Common Stock held by any Company Benefit Plan as of the date of this Agreement or thereafter, the Company shall take all actions necessary or appropriate (including such actions as are reasonably requested by Parent) to ensure that all participant voting procedures contained in the Company Benefit Plans relating to such shares, and all applicable provisions of ERISA, are complied with in full.
          (b) Compensation and Benefits; Severance. For the period commencing at the Effective Time and ending on December 31, 2010, the Parent shall cause to be maintained on behalf of the employees of the Surviving Company and any Company Subsidiary at the Effective Time, considered by business unit, other than individuals covered by a collective bargaining agreement (the “Company Employees”), compensation opportunities and employee benefits that are substantially comparable, in the aggregate, to the compensation opportunities and employee benefits provided by the Company or the Company Subsidiaries, as applicable to such Company Employees immediately prior to the Effective Time. Any Company Employee whose employment is terminated involuntarily other than for cause on or after the Effective Time but prior to December 31, 2010 shall be entitled to severance benefits at least as valuable as the severance benefits provided under the applicable Company Benefit Plan immediately prior to the Effective Time. Parent hereby acknowledges that a “Change in Control” within the meaning of the Company’s Change in Control Severance Plan will occur at the Effective Time, and Parent shall assume and honor all of the terms and conditions of the Change in Control Severance Plan.
          (c) Service Credit. If Company Employees are included in any benefit plan maintained by Parent or any Parent Subsidiary (a “Parent Plan” ) following the Effective Time, such Company Employees shall receive credit for service with the Company and the Company Subsidiaries and their predecessors prior to the Effective Time to the same extent such service was counted under similar Company Benefit Plans for purposes of eligibility, vesting, and level of benefits under such Parent Plan, or if there is no such similar Company Benefit Plan, to the same extent such service was recognized under the applicable Company’s retirement or savings plan immediately prior to the Effective Time, provided that (i) such recognition of service shall not operate to duplicate any benefits payable to the Company Employee with respect to the same period of service, (ii) service of the employees of the Surviving Company and any Company Subsidiary at the Effective Time subject to collective bargaining agreements or obligations (the “CBA Company Employees”) shall be determined under such collective bargaining agreements or obligations, (iii) in no event will such recognition of service for purposes of benefit levels apply for any purpose under a defined benefit pension plan of Parent or any Parent Subsidiary except to the extent that the Company Employee participates in a defined benefit plan of the Company or any Company Subsidiary as of the Closing Date and only with respect to such defined benefit plan, (iv) in no event will such recognition of service be taken into account for purposes of determining a Company Employee’s eligibility to participate in a retiree medical benefit plan maintained by Parent or any Parent Subsidiary, and (v) this Section 5.12(c) shall not require that any Company Employee or CBA Company Employee who terminates employment with the Company or any Company Subsidiary or any affiliate thereof post-Closing following the Effective Time and after a period of nonemployment with the Company and its affiliates subsequently becomes employed by the Company, any Company Subsidiary, Parent or any affiliate thereof receive credit for service with the Company and the Company Subsidiaries and their predecessors prior to the Effective Time.
          (d) Welfare Benefits. If Company Employees or their dependents are included in any medical, dental or health plan of Parent or any of its affiliates (a “Successor Plan” ) other than the plan or plans in which they participated immediately prior to the Effective Time (a “Prior Plan” ), any such Successor Plan shall not include any restrictions or limitations with respect to pre-existing condition exclusions or any actively-at-work requirements (except to the extent such exclusions were applicable under any similar Prior Plan at the Effective Time) and if the Successor Plan has the same plan year as the Prior Plan any eligible expenses incurred by any Company Employee and his or her covered dependents during the portion of the plan year of such Prior Plan ending on the date such Company Employee’s participation in such Successor Plan begins shall be taken into account under such Successor Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Company Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such Successor Plan; provided however, that the rights under a Successor Plan of any CBA Company Employee subject to collective bargaining agreements or obligations shall be determined pursuant to such collective bargaining agreements or obligations.

          (e) Retention Pool; Annual Bonuses. The Company may provide up to $700,000 as a retention pool (the “Retention Pool”) for the purpose of retaining the services of key Company Employees. The Retention Pool shall be distributed to the key Company Employees listed on Schedule 5.12(e) on the basis and substantially in the ranges set forth on such schedule. In addition, the Company may pay to each Company Employee eligible to participate in an annual incentive program an annual bonus in respect of the Company’s fiscal year ended September 30, 2009 on or before December 15, 2009 in an amount not to exceed $1,100,000 in the aggregate. Parent agrees that it shall maintain an annual incentive program for Company Employees for the Company’s fiscal year 2010 as described in Section 4.1(a)(vii) of the Company Disclosure Letter (the “2010 Incentive Plan”). All of the bonus payments under the 2010 Incentive Plan shall be made following the completion of the Company’s 2010 fiscal year in a manner consistent with past practice. Any Company Employee whose employment with the Company and all of its affiliates is terminated by the Company or any of its affiliates (other than for cause, as defined in the ICO Severance Policy) prior to the completion of the Company’s 2010 fiscal year shall be entitled to receive, based on the number of days worked by the Company Employee in fiscal year 2010 prior to such termination, the pro rata portion of the bonus payment, if any, that such Company Employee would have received had such Company Employee remained employed by the Company through the completion of fiscal year 2010.
          (f) No Third-Party Beneficiaries. Nothing in this Section 5.12 shall (i) confer any rights upon any person, including any Company Employee or former employees of the Company, other than the parties hereto and their respective successors and permitted assigns, (ii) constitute or create an employment agreement, or (iii) constitute or be treated as the amendment, modification or adoption of any employee benefit plan of Parent, the Company of any of their Affiliates.
          Section 5.13 Parent Board of Directors. As of the Effective Time, the board of directors of Parent shall take all actions, including expanding the size of the board of directors, as may be required to appoint Gregory Barmore and Eugene Allspach to vacancies or newly-created seats on such board of directors, to serve until such persons’ respective successor shall have been duly elected and qualified or until the earlier of such persons’ death, resignation or removal in accordance with the amended certificate of incorporation and bylaws of Parent and applicable Law (it being understood that if such appointment takes place prior to the 2010 Annual Meeting of stockholders of Parent, then such person shall also be nominated by the Board for reelection at such Annual Meeting). The directors designated pursuant to this Section 5.13 shall meet the independence standards of the listing standards of the Nasdaq. Notwithstanding the foregoing, if, prior to the Effective Time, any such designee shall decline or be unable to serve, Parent and the Company shall agree on mutually acceptable replacement designees.
          Section 5.14 Parent Actions. Parent agrees to take all action necessary to cause Merger Sub to perform all of Merger Sub’s, and the Surviving Company to perform all of the Surviving Company’s agreements, covenants and obligations under this Agreement and to consummate the Merger on the terms and subject to the conditions set forth in this Agreement. Parent shall be liable for any breach of any representation, warranty, covenant or agreement of Merger Sub in this Agreement and for any breach of this covenant.

ARTICLE VI
CONDITIONS PRECEDENT
          Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:
          (a) Stockholders Approval. The Company Stockholder Approval shall have been obtained.
          (b) Governmental and Regulatory Approvals. All consents, approvals and actions of, filings with and notices to any Governmental Entity required to consummate the Merger and the other transactions contemplated hereby, the failure of which to be made or obtained is reasonably expected to have or result in, individually or in the aggregate, a material adverse effect on Parent or the Company, shall have been made or obtained.
          (c) No Injunctions or Restraints. No judgment, order, decree or Law entered, enacted, promulgated, enforced or issued by any court or other Governmental Entity of competent jurisdiction or other legal restraint or prohibition shall be in effect preventing the consummation of the Merger.
          (d) Form S-4. The Form S-4 shall have become effective under the Securities Act and will not be the subject of any stop order or proceedings seeking a stop order.
          (e) Antitrust. The waiting period (including any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.
          (f) Nasdaq Listing. The shares of Parent Common Stock issuable to the Company’s stockholders as contemplated by this Agreement shall have been approved for listing on the Nasdaq, subject to official notice of issuance.
          Section 6.2 Conditions to Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to effect the Merger is further subject to satisfaction or waiver of the following conditions:
          (a) Representations and Warranties. (i) The representations and warranties of the Company contained in Section 3.1(g)(ii) shall be true and correct in all respects when made and as of the Closing Date, (ii) the representations and warranties of the Company contained in Section 3.1(c) shall be true and correct in all respects (except for any de minimis inaccuracies therein) both when made and as of the Closing Date as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date) and (iii) all other representations and warranties of the Company set forth herein shall be true and correct in all respects (without giving effect to any materiality or material adverse effect qualifications contained therein) both when made and as of the Closing Date as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such other representations and warranties to be so true and correct would not reasonably be expected to have or result in, individually or in the aggregate, a material adverse effect on the Company.
          (b) Performance of Obligations of the Company. The Company shall have performed in all material respects all of its obligations required to be performed by it under this Agreement at or prior to the Closing Date.
          (c) Officer’s Certificate. The Company shall have furnished Parent with a certificate dated the Closing Date signed on its behalf by an executive officer to the effect that the conditions set forth in Sections 6.2(a) and 6.2(b) have been satisfied.
          (d) Tax Opinion. Parent shall have received from Jones Day, counsel to Parent, an opinion dated as of the Closing Date, to the effect that the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code and Treasury Regulations, and Parent and the Company will each be a party to such reorganization within the meaning of Section 368(b) of the Code. In rendering such opinion, counsel for Parent may require delivery of, and rely upon, the Tax Certificates.
          Section 6.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to satisfaction or waiver of the following conditions:
          (a) Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub contained in Section 3.2(g)(ii) shall be true and correct in all respects when made and as of the Closing Date, (ii) the representations and warranties of Parent and Merger Sub contained in Section 3.2(c) shall be true and correct in all respects (except for any de minimis inaccuracies therein) both when made and as of the Closing Date as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date) and (iii) all other representations and warranties of Parent and Merger Sub set forth herein shall be true and correct in all respects (without giving effect to any materiality or material adverse effect qualifications contained therein) both when made and as of the Closing Date as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such other representations and warranties to be so true and correct would not reasonably be expected to have or result in, individually or in the aggregate, a material adverse effect on Parent and Merger Sub.
          (b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.
          (c) Officer’s Certificate. Each of Parent and Merger Sub shall have furnished the Company with a certificate dated the Closing Date signed on its behalf by an executive officer to the effect that the conditions set forth in Sections 6.3(a) and 6.3(b) have been satisfied.
          (d) Tax Opinion. The Company shall have received from Baker Botts L.L.P., counsel to the Company, an opinion dated as of the Closing Date, to the effect that the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code and Treasury Regulations, and Parent and the Company will each be a party to such reorganization within the meaning of Section 368(b) of the Code. In rendering such opinion, counsel for the Company may require delivery of, and rely upon, the Tax Certificates.
          Section 6.4 Frustration of Closing Conditions. Neither Parent, Merger Sub nor the Company may rely on the failure of any condition set forth in Section 6.1, 6.2 or 6.3, as the case may be, to be satisfied as a grounds for termination under Article VII if such failure was caused by such party’s failure to comply with the terms of this Agreement, including Section 5.3.
ARTICLE VII
TERMINATION
          Section 7.1 Termination.
          (a) Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the Company Stockholder Approval, by mutual written consent of Parent, Merger Sub and the Company (with any termination by Parent also being an effective termination by Merger Sub).
          (b) Termination by Parent or the Company. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the Company Stockholder Approval, by either Parent or the Company (with any termination by Parent also being an effective termination by Merger Sub):
          (i) if the Merger has not been consummated by July 1, 2010, or such later date, if any, as Parent and the Company agree upon in writing (as such date may be extended, the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) is not available to any party whose breach of any provision of this Agreement has been the cause of, or resulted in, the failure of the Merger to be consummated by such time ; provided further, however, that if on the Outside Date the conditions to the Closing set forth in Sections 6.1(b) or 6.1(e) shall not be fulfilled but all other conditions to the Closing shall be fulfilled or shall be capable of being fulfilled, then the Outside Date shall be extended to September 1, 2010 and such date shall become the Outside Date for the purposes of this Agreement; or
          (ii) if the Company Stockholders Meeting (including any adjournment or postponement thereof) has concluded, the Company’s stockholders have voted, and the Company Stockholder Approval was not obtained.
          (c) Termination by Parent. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the Company Stockholder Approval, by written notice of Parent:
          (i) (A) if the Company has breached or failed to perform any of its covenants or other agreements contained in this Agreement (other than as set forth in Section 7.1(c)(ii)) to be complied with by the Company such that the closing condition set forth in Section 6.2(b) would not be satisfied or (B) there exists a breach of any representation or warranty of the Company contained in this Agreement such that the closing condition set forth in Section 6.2(a) would not be satisfied and, in the case of both (A) and (B), such breach or failure to perform (1) is not cured within 30 days after receipt of written notice thereof or (2) is incapable of being cured by the Company by the Outside Date; or
          (ii) if (A) the Board of Directors of the Company or any committee thereof has made a Company Adverse Recommendation Change or (B) the Company has breached Section 4.2 in any material respect or breached the provisions of Section 5.1(b) (other than immaterial breaches of the first sentence thereof), (C) within ten Business Days of the public announcement of a Company Takeover Proposal, the Board of Directors of the Company fails to reaffirm (publicly, if so requested by Parent) its recommendation in favor of the adoption of this Agreement and the approval of the Merger, or (D) within ten Business Days after a tender or exchange offer relating to securities of the Company has first been published or announced, the Company shall not have sent or given to the Company stockholders pursuant to Rule 14e-2 promulgated under the Securities Act a statement disclosing that the Board of Directors of the Company recommends rejection of such tender or exchange offer; provided, however, that the ten Business Day time period set forth in the foregoing clauses (C) and (D) may be extended by not more than five Business Days in the aggregate upon written notice by the Company to Parent that such Company Takeover Proposal, such tender or exchange offer relating to the securities of the Company or the consideration to be paid by Parent pursuant to this Agreement, as the case may be, has been materially revised prior to the expiration of such 10 Business Day time period.
          (d) Termination by the Company. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the Company Stockholder Approval, by written notice of the Company:
          (i) (A) if either Parent or Merger Sub has breached or failed to perform any of its covenants or other agreements contained in this Agreement to be complied with by Parent or Merger Sub such that the closing condition set forth in Section 6.3(b) would not be satisfied, or (B) there exists a breach of any representation or warranty of Parent or Merger Sub contained in this Agreement such that the closing condition set forth in Section 6.3(a) would not be satisfied and, in the case of both (A) and (B), such breach or failure to perform (1) is not cured within 30 days after receipt of written notice thereof or (2) is incapable of being cured by Parent by the Outside Date; or
          (ii) if the Board of Directors of the Company shall have approved, and the Company shall concurrently with such termination enter into an Acquisition Agreement providing for the implementation of the transactions contemplated by, a Superior Proposal; provided, however, that the Company has not breached Section 4.2 in any material respect or breached the provisions of Section 5.1(b) (other than immaterial breaches of the first sentence thereof); provided further, however, that such termination shall not be effective until such time as payment of the Termination Fee required by Section 7.3(b) shall have been made by the Company.
          Section 7.2 Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1, this Agreement will forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or the Company, other than the provisions of Confidentiality Agreement, this Section 7.2, Section 7.3, and Article VIII, which provisions shall survive such termination; provided, however, that nothing herein will relieve any party from any liability for any willful and material breach by such party of this Agreement, and in the case of a willful and material breach of this Agreement by Parent or Merger Sub, the damages sought by the Company may be based on the consideration payable to the stockholders of the Company pursuant to this Agreement and may include the benefit of the bargain lost by the stockholders of the Company, including lost stockholder premium.
          Section 7.3 Fees and Expenses.
          (a) Division of Fees and Expenses. Except as otherwise expressly provided in this Agreement, all fees and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby will be paid by the party incurring such fees or expenses, whether or not the Merger is consummated. For the avoidance of doubt, (i) the Company will bear and pay all of the costs and expenses incurred in connection with the printing and mailing of the Form S-4 and the Proxy Statement and (ii) Parent will bear and pay all of the SEC filing fees in respect of the Form S-4 and the Proxy Statement and all of the fees of the proxy solicitor (which shall be retained by the Company in consultation with Parent) in connection with the solicitation of proxies from the Company’s stockholders.
          (b) Event of Termination.
          In the event that this Agreement (i) is terminated pursuant to Section 7.1(c)(ii), (ii) is terminated pursuant to Section 7.1(d)(ii), or (iii) is terminated pursuant to Section 7.1(b)(i), Section 7.1(b)(ii) or Section 7.1(c)(i) and (A) prior to such termination, a Company Takeover Proposal shall have been made directly to its stockholders or any person shall have publicly announced its intention (whether or not conditional) to make a Company Takeover Proposal and (B) within 12 months of such termination the Company or any of the Company Subsidiaries enters into a definitive agreement with respect to, or consummates, any Company Takeover Proposal, then the Company shall (1) in the case of termination pursuant to clause (i) of this Section 7.3(b), promptly, but in no event later than two Business Days after the date of such termination, (2) in the case of termination pursuant to clause (ii) of this Section 7.3(b), on the date of termination of this Agreement, or (3) in the case of termination pursuant to clause (iii) of this Section 7.3(b), upon the earlier to occur of the execution of such definitive agreement and such consummation, pay Parent a non-refundable fee equal to $6,800,000 (the “Company Termination Fee”), payable by wire transfer of same day funds to an account designated in writing to the Company by Parent.
          (c) Other Expenses. In the event of a termination of this Agreement pursuant to Section 7.1(b)(ii) or Section 7.1(c)(i) (in either case other than in any circumstance in which a Company Termination Fee is paid pursuant to Section 7.3(b)), the Company shall pay, or cause to be paid, to Parent the Out-of-Pocket Expenses of Parent by wire transfer of same day funds to an account designated in writing to the Company by Parent promptly, but in no event later than two Business Days after the date of such termination. In the event of a termination of this Agreement pursuant to Section 7.1(d)(i), Parent shall pay, or cause to be paid, to the Company the Out-of-Pocket Expenses of the Company by wire transfer of same day funds to an account designated in writing to Parent by the Company promptly, but in no event later than two Business Days after the date of such termination. “Out-of-Pocket Expenses” means, with respect to any party hereto, all of out-of-pocket expenses and fees (including all fees and expenses payable to all legal, accounting, financial, public relations and other professional advisors arising out of in connection with or related to the Merger or the other transactions contemplated by this Agreement) of such party up to a maximum of $1,000,000 in the aggregate. In the event the payment of a Company Termination Fee is required and the Company is reimbursing or has already reimbursed Parent for its Out-of-Pocket Expenses pursuant to this Section 7.3(c), the amount of such Out-of-Pocket Expenses so reimbursed will be offset against the Company Termination Fee payable.
          (d) Failure to Pay Fees and Expenses. Each party acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither party would enter into this Agreement. Accordingly, if either party fails to pay promptly the amounts due pursuant to this Section 7.3, and, in order to obtain such payment, the other party commences a suit that results in a judgment against such party for the Company Termination Fee or the Out-of-Pocket Expenses, as applicable, such party shall pay to the other party its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the Company Termination Fee or Out-of-Pocket Expenses, as applicable.
ARTICLE VIII
GENERAL PROVISIONS
          Section 8.1 Nonsurvival of Representations and Warranties; Scope of Representations and Warranties.
          (a) None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement will survive the Effective Time, except (a) each of the covenants and agreements contained in this Agreement that by its terms contemplate performance after the Effective Time, including Articles II and VIII and in Sections 5.4 and 5.5, will survive the Merger and (b) each of the covenants and agreements contained in Article VIII, Sections 5.6, 7.2 and 7.3 and the second and last sentences of Sections 5.2(a) and 5.2(b) shall survive the termination of this Agreement.
          (b) Except as and to the extent expressly set forth in this Agreement, the Company makes no, and disclaims any, representations or warranties whatsoever, whether express or implied, and Parent and Merger Sub confirm they are not relying upon any such representation or warranty not expressly set forth in this Agreement. The Company disclaims all liability or responsibility for any other statement or information made or communicated (orally or in writing) to Merger Sub, Parent, their affiliates or any stockholder, officer, director, employee, representative, consultant, attorney, agent, lender or other advisor of Merger Sub, Parent or their affiliates (including any opinion, information or advice which may have been provided to any such person by any representative of the Company or any other person or contained in the files or records of the Company), wherever and however made, including any documents, projections, forecasts or other material made available to Parent and the Parent

Subsidiaries in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement.
          (c) Except as and to the extent expressly set forth in this Agreement, neither Parent nor Merger Sub makes, and each disclaims any, representations or warranties whatsoever, whether express or implied, and the Company confirms it is not relying upon any such representation or warranty not expressly set forth in this Agreement. Each of Parent and Merger Sub disclaims all liability or responsibility for any other statement or information made or communicated (orally or in writing) to the Company, its affiliates or any stockholder, officer, director, employee, representative, consultant, attorney, agent, lender or other advisor of the Company or its affiliates (including any opinion, information or advice which may have been provided to any such person by any representative of Parent or Merger Sub or any other person or contained in the files or records of Parent or Merger Sub), wherever and however made, including any documents, projections, forecasts or other material made available to the Company and the Company Subsidiaries in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement.
          Section 8.2 Notices. Except for notices that are specifically required by the terms of this Agreement to be delivered orally, all notices, requests, claims, demands and other communications under this Agreement must be in writing and will be deemed given if delivered personally, facsimiled (which is confirmed) or sent by a nationally recognized overnight courier service (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as is specified by like notice):
          if to Parent or Merger Sub, to:
A. Schulman, Inc.
3550 W. Market Street
Akron, Ohio 44333
Facsimile No.: (330) 247-9190
Attention: General Counsel
with a copy to:
Jones Day
North Point
901 Lakeside Avenue
Cleveland, Ohio 44114
Facsimile No.: (216) 579-0212
Attention: Lyle G. Ganske
                  James P. Dougherty; and

if to the Company, to:
ICO, Inc.
1811 Bering Drive, Suite 200
Houston, Texas 77057
Facsimile No.: (713) 335-2251
Attention: General Counsel
with a copy to:
Baker Botts L.L.P.
One Shell Plaza
910 Louisiana Street
Houston, Texas 77002-4995
Facsimile No.: (713) 229-7778
Attention: Gene J. Oshman
                 Ryan J. Maierson
          Section 8.3 Interpretation. When a reference is made in this Agreement to an Article, Section or Exhibit, such reference is to an Article or Section of, or an Exhibit to, this Agreement unless otherwise indicated. The table of contents, table of defined terms and headings contained in this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement will have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any statute defined or referred to herein means such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. References to “this Agreement” include any schedules, exhibits or other attachments hereto. The parties hereto have participated jointly in the negotiating and drafting of this Agreement and, in the event an ambiguity or question of intent arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. For purposes of this Agreement:
          (a) “affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a person, whether through the ownership of voting securities, by contract or otherwise;
          (b) “Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition;
          (c) “Business Day” means any day other than Saturday, Sunday or any day on which banking and savings and loan institutions are authorized or required by Law to be closed;
          (d) “Environment” means soil, surface waters, ground water, land, stream sediment, surface and subsurface strata, ambient air, indoor air or indoor air quality, including any material or substance used in the physical structure of any building or improvement;
          (e) “Environmental Condition” means any contamination, damage, injury or other condition related to Hazardous Substances or workplace safety and includes any present or former Hazardous Substance treatment, storage, disposal or recycling units, underground storage tanks, wastewater treatment or management systems, wetlands, sumps, lagoons, impoundments, landfills, ponds, incinerators, wells, asbestos-containing materials, or PCB-containing articles;
          (f) “Environmental, Health and Safety Claim” means any written or other claim, demand, suit, action, proceeding, order, investigation or notice to any of the Company Entities or the Parent Entities, as applicable, by any person alleging any potential liability (including potential liability for investigatory costs, risk assessment costs, cleanup costs, removal costs, remedial costs, operation and maintenance costs, governmental response costs, natural resource damages, or penalties) arising out of, based on, or resulting from (1) alleged noncompliance with any Environmental, Health and Safety Law or Environmental Permit, (2) alleged injury or damage arising from exposure to Hazardous Substances, or (3) the presence, Release or threatened Release into the Environment, of any Hazardous Substance at or from any location, whether or not owned, leased, operated or otherwise used by the Company or any Company Subsidiary, or Parent or any Parent Subsidiary, as applicable;
          (g) “Environmental, Health and Safety Laws” means all Laws relating to (1) pollution or protection of the Environment, (2) emissions, discharges, Releases or threatened Releases of Hazardous Substances, (3) threats to human health or ecological resources arising from exposure to Hazardous Substances, (4) the manufacture, generation, processing, distribution, use, sale, treatment, receipt, storage, disposal, transport or handling of Hazardous Substances, or (5) employee health and safety, and includes the Comprehensive Environmental Response, Compensation and Liability Act, the Resource Conversation and Recovery Act, the Clean Air Act, the Clean Water Act, the Water Pollution Control Act, the Toxic Substances Control Act, the Occupational Safety and Health Act and any similar foreign, state or local Laws;
          (h) “Environmental Permit” means all Permits and the timely submission of applications for Permits, as required under applicable Environmental, Health and Safety Laws;
          (i) “Hazardous Substance” means (1) chemicals, pollutants, contaminants, hazardous wastes, toxic substances, toxic mold, radiation and radioactive materials, (2) any substance that is or contains asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls (“PCBs”), petroleum or petroleum-derived substances or wastes, leaded paints, radon gas or related materials, (3) any substance that requires removal or remediation under any applicable Environmental, Health and Safety Law, or is defined, listed or identified as a “hazardous waste” or “hazardous substance” thereunder, or (4) any substance that is regulated under any applicable Environmental, Health and Safety Law;
          (j) “knowledge” of any person that is not an individual means the knowledge after due inquiry of such person’s executive officers and employees with direct responsibility for the subject matter to which such knowledge relates;
          (k) “Law” means any foreign, federal, state or local law, statute, code, ordinance, regulation, rule, principle of common law or other legally enforceable obligation imposed by a court or other Governmental Entity;
          (l) “Liens” means all pledges, claims, liens, options, charges, easements, restrictions, covenants, conditions of record, encroachments, encumbrances and security interests of any kind or nature whatsoever;
          (m) “material adverse change” or “material adverse effect” means, when used in connection with Parent or the Company, any event, circumstance, change, occurrence or state of facts that (i) has a material adverse effect on the business, financial condition or results of operations of such party and its subsidiaries, taken as a whole (other than events, circumstances, changes, occurrences or any state of facts relating to (A) changes in industries relating to such party and its subsidiaries in general and not specifically relating to such party and its subsidiaries, other than the effects of any such changes which adversely affect such party and its subsidiaries to a materially greater extent than their competitors in the applicable industries in which such party and its subsidiaries compete, (B) general legal, regulatory, political, business, economic, financial or securities market conditions in the United States or elsewhere, other than the effects of any such changes which adversely affect such party and its subsidiaries to a materially greater extent than its competitors in the applicable industries in which such party and its subsidiaries compete, (C) the execution or the announcement of this Agreement, or the undertaking and performance of the obligations contemplated by this Agreement or the consummation of the transactions contemplated by this Agreement, including the impact thereof on relationships with customers, suppliers, distributors, partners or employees, or any litigation arising relating principally to this Agreement or the transactions contemplated by this Agreement, (D) acts of war, insurrection, sabotage or terrorism (or the escalation of the foregoing), (E) changes in GAAP, applicable Law, including the accounting rules or regulations of the SEC, or (F) the fact, in and of itself (and not the underlying causes thereof), that such party or any of its Subsidiaries failed to meet any projections, forecasts, or revenue or earnings predictions, or (ii) prevents or materially delays the ability of such party to consummate the transactions contemplated by this Agreement;
          (n) “Permitted Liens” means (i) statutory liens securing payments not yet due, (ii) such imperfections or irregularities of title, claims, liens, charges, security interests, easements, covenants and other restrictions or encumbrances as would not reasonably be expected to materially impair property or assets to which they relate, (iii) mortgages, or deeds of trust, security interests or other encumbrances on title related to indebtedness reflected on the consolidated financial statements (x) of the Company set forth in Section 8.3(n) of the Company Disclosure Letter or (y) of Parent set forth in Section 8.3(n) of the Parent Disclosure Letter, (iv) Liens for Taxes not yet due and payable or that are being contested in good faith and by appropriate proceedings, (v) mechanics’, materialmen’s or other Liens or security interests arising by operation of law that secure a liquidated amount that are being contested in good faith and by appropriate proceedings and for which adequate reserves have been maintained in accordance with GAAP, (vi) any other Liens that would not reasonably be expected to materially impair the use or operation of the property or assets the subject thereof, (vii) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations, and (viii) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business;
          (o) “person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity (including its permitted successors and assigns);
          (p) “Release” means any releasing, disposing, discharging, injecting, spilling, leaking, pumping, dumping, emitting, escaping, emptying, migration, placing and the like, or otherwise entering into the Environment (including the abandonment or discarding of barrels, containers, and other closed receptacles containing any Hazardous Substances and any condition that results in exposure of a person to a Hazardous Substance);
          (q) “subsidiary” of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interest of which) is owned directly or indirectly by such first person;
          (r) “Taxes” includes all federal, state or local or foreign net and gross income, alternative or add-on minimum, environmental, gross receipts, ad valorem, value added, goods and services, capital stock, profits, license, single business, employment, severance, stamp, unemployment, customs, property, sales, excise, use, occupation, service, transfer, payroll, franchise, withholding and other taxes or similar governmental duties, charges, fees, levies or other assessments, including any interest, penalties or additions with respect thereto; and
          (s) “Tax Return” shall mean any return, report, statement or information required to be filed with any Governmental Entity with respect to Taxes, including any supplement thereto or amendment thereof.
          Section 8.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.
          Section 8.5 Entire Agreement; No Third-Party Beneficiaries. This Agreement, including the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement, (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and (b) except for the provisions of Section 5.5, is not intended to confer upon any person other than the parties hereto any rights or remedies, other than (i) the right of the stockholders of the Company to receive the Merger Consideration after the Closing (a claim with respect to which may not be made unless and until the Effective Time shall have occurred) and (ii) the right of such party on behalf of its security holders to pursue damages in the event of the other party’s willful and material breach of this Agreement. For the avoidance of doubt, the rights granted pursuant to the foregoing clause (ii) shall be enforceable only by the Company in its sole and absolute discretion, on behalf of the stockholders of the Company.
          Section 8.6 Governing Law. This Agreement is to be governed by, and construed in accordance with, the Laws of the State of Delaware (other than with respect to matters governed by TBCA or TBOC, with respect to which such laws apply), regardless of the Laws that might otherwise govern under applicable principles of conflict of Laws thereof.
          Section 8.7 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties. Any assignment in violation of this Section 8.7 will be void and of no effect. Subject to the preceding two sentences, this Agreement is binding upon, inures to the benefit of, and is enforceable by, the parties and their respective successors and assigns.
          Section 8.8 Consent to Jurisdiction.
          (a) Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of any federal court located in the State of Delaware or any Delaware state court in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a federal court sitting in the State of Delaware or a Delaware state court, and (iv) to the fullest extent permitted by Law, consents to service being made through the notice procedures set forth in Section 8.2.
          (b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.8(b).

          Section 8.9 Specific Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. The parties accordingly agree that the parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any federal court located in the State of Delaware or a Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity or under this Agreement.
          Section 8.10 Amendment. This Agreement may be amended by the parties at any time before or after the Company Stockholder Approval; provided, however, that, after such approval, there is not to be made any amendment that by Law requires further approval by the stockholders of the Company without further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.
          Section 8.11 Extension; Waiver. At any time prior to the Effective Time, the Company, on one hand, and Parent and Merger Sub, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso of Section 8.10, waive compliance by the other parties with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights.
          Section 8.12 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.
(Signatures are on the following page.)

                    IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

A. SCHULMAN, INC.
By:	/s/ Joseph M. Gingo
	Name:	Joseph M. Gingo
	Title:	Chairman, President and CEO

WILDCAT SPIDER, LLC
By:	/s/ Joseph M. Gingo
	Name:	Joseph M. Gingo
	Title:	President

ICO, INC.
By:	/s/ A. John Knapp, Jr.
	Name:	A. John Knapp, Jr.
	Title:	President and CEO